SHIN CORPORATION

07023717

RECEIVED

2007 MAY 22 A 8:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 15, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 041/2007 and SH 042/2007**

  Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 5/2007.
  2. Submission of the Reviewed Financial Statements for the First quarter of Year 2007

  Date: May 14, 2007

  Attachment: Submission of the Reviewed Financial Statements for the first quarter of Year 2007 and Management's Discussion and Analysis for the first quarter of Year 2007.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

5/22

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
May 14, 2007

SH 041/2007

May 14, 2007

Subject: Notification of the Resolutions of Board of Directors Meeting No. 5/2007 of Shin Corporation Plc. ("the Company")

To: The President
Stock Exchange of Thailand

We would like to inform you that at Board of Directors Meeting No. 5/2007 held on May 14, 2007 at 2.00 - 4.00 p.m. at the Board Room on the 30th floor of Shinawatra Tower 1, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400, the Board of Directors Meeting resolved on the following matters:

1. Acknowledged the director's resignation of Mr. Pong Sarasin, who is a Chairman of the Board of Director, effective on May 14, 2007;
2. As a result of such resignation of Mr. Pong Sarasin (the Chairman), so the Meeting elected Dr. Virach Aphimeteetamrong (an existing director) as a new Chairman of the Board of Director in place of Mr. Pong Sarasin;
3. Approved the appointment of Mr. Arak Chonlatanon as director in place of a director who resigned;
4. Approved the authorized signatories to be as follows:

   "Mr. Phoon Siew Heng, Mr. Vichit Suraphongchai, Mr. Somprasong Boonyachai, Mr. Arak Chonlatanon any two of these four directors jointly sign with the Company's seal affized";
5. Approved the appointment of Mr. Somprasong Boonyachai as member of the Nomination Committee and member of the Remuneration Committee in place of Mr. Boonklee Plangsiri;
6. Certified the Minutes of Board of Directors Meeting No. 4/2007 held on April 4, 2007;
7. Approved the balance sheets, statement of income and statements of cash flow for the first quarter of the year 2007 ended March 31, 2007.

Summary Translation Letter
To the Stock Exchange of Thailand
May 14, 2007

SH 042/2007

May 14, 2007

Subject: Submission of reviewed financial statements of the first quarter of 2007

To: The President
The Stock Exchange of Thailand

Enclosure: 1. A copy of the financial statements and auditor's report of the first quarter of 2007.
2. Report on summarizing operating results of the Company (Form F45-3)
3. Management Discussion and Analysis of the first quarter of 2007.

We would like to inform you that at Board of Directors' Meeting No. 5/2007, held on May 14, 2007, at 2.00 - 4.00 p.m. at the Board Room on the 30th floor Shinawatra Tower 1, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400, approved the balance sheets, statements of income, and cash flow statements of the first quarter of 2007 ended of March 31, 2007. The Company would like to submit the reviewed financial statements and auditors' report of the first quarter of 2007. The Company would like to clarify the operating results are as follows:

1. From the first quarter of 2007, the accounting policy for the investment in subsidiaries, associates, and joint ventures, in the Company (unconsolidated) financial statements has been changed from equity to cost method as per the announcement of the Federation of Accounting Professions. The Company has also adjusted the financial statements for the first quarter of 2006 for the comparison. However, there was no any impact to the consolidated financial statements. Under the cost method, operating results from investment in subsidiaries, associates and joint ventures are recognized as an income in the profit and loss account when the Company is eligible for the dividends. As a result, dividend paid from such companies will be recognized in the Company's profit and loss account as a consequence of the declaration of interim dividend by their Board of Director and their shareholders approval of annual dividend.

   According to the aforementioned new accounting policy, the dividend received from ADVANC on 10 May 2007 totaling Baht 4,170 million (Baht 3.3 per share) was not recognized as the Company's income in this quarter but will be recognized in the second quarter of 2007.

2. **The Company's operating results (Cost method)**
   The Company's net loss in the first quarter of 2007 was Baht 1,176 million, from a net profit of Baht 5 million in the same period last year. This was mainly due to the impairment of investment in Capital OK Company Limited (OK) in the amount of Baht 1,106 million. While in the first quarter of 2006, the Company showed a gain from sale of Thai AirAsia Company Limited to Asia Aviation Company Limited, which the Company holds 49%, amounting to Baht 199 million.

   For investment in ITV, under the new accounting policy for investment (cost method), the Company has recognized impairment loss in ITV in full amount and restated retained earnings brought forward as if it has been incurred in 2006.

3. The consolidated operating results (Consolidated method)

The consolidated net profit (loss) was contributed from business line as follow.

	Net profit (loss) by segment (Baht million)		% increase (decrease) in net income
	For the three-month period ended March 31, 2007	For the three-month period ended March 31, 2006	
Local wireless telecommunications	1,555	2,265	(31%)
Satellite & international business	61	(20)	405%
Media	(2,161)	54	(4,102%)
Consumer finance	(1,106)	(173)	(539%)
Airline	14	7	100%
Others	(76)	117	(165%)
Group	(1,719)	2,226	(177%)

In the first quarter of 2007, the consolidated loss was Baht 1,719 million, from a net profit of Baht 2,226 million in the first quarter 2006 due to;

3.1 Local wireless communication business (mainly operated by ADVANC): Net profit from this business dropped 31% from the same period last year to Baht 1,555 million due to the decreasing service revenue from lower ARPU despite of the increasing of total subscribers to 21.1 million as of the end of the first quarter of 2007.

3.2 Satellite and International business (mainly operated by SATTEL): Net profit contributed from this business was Baht 61 million, from a loss of Baht 20 million the same period last year, due to gain on foreign exchange as a result of Baht appreciation.

3.3 Media business (Mainly operated by ITV): Net loss from this business was Baht 2,161 million, from a net profit of Baht 54 million in the first quarter of 2006. This was mainly due to the impairment of equipment, asset under the concession and programming right after the ITV's concession agreement was revoked on 7 March 2007.

3.4 Consumer finance business (operated by OK): Net loss from this business was Baht 1,106 million including the impairment loss on goodwill amounting to Baht 447 million, compared with a net loss of Baht 173 million the same period last year, Without the impairment, OK should report a net loss of Baht 659 million, increased from the same period last year as a result of the increase in the allowance for doubtful accounts as a result of the economic situation.

Corporate Milestones

The change in accounting standard of investment

Start from 1 January 2007, as the revised of TAS #44 & #45 by Federation of Accounting Professions, the accounting treatment for the investment in subsidiary, associate and joint venture was changed from equity to cost method in the separated financial statement (there is no impact on consolidated financial statements). Under the cost method, dividend income is recognized as an income in the profit and loss account instead of the net result from investment.

The consolidated and the company (cost method) net profit (loss) are different. This is because the cost method will recognize income from investment only when the company has a right to receive dividend. Whereas the consolidation method will include all of the investment operations in subsidiaries, associates and joint ventures in the amount of its investment proportion. As a result, net profit and loss in the company and the consolidated financial statement is different.

The impact from the change in accounting standard of investment

The impacts to the separated financial statements of 31 December 2006 and 1Q06 are as follow:

Unit: Million Baht

Balance Sheet as at 31 December 2006	Equity	Adjustment	Cost
Investment in subsidiaries	41,272	(26,780)	14,492
Retained earnings	24,363	(22,957)*	1,406
Unrealized gain on dilution from investment	3,966	(3,966)	-
Cumulative foreign currency translation adjustment	(142)	142	-
1Q06 Statement of Income	**Equity**	**Adjustment**	**Cost**
Net result from investment - equity method	2,112	(2,112)	-
Gain on sale of investment	134	64	199
Impairment loss	-	(172)	(172)
Net profit (loss)	2,225	(2,220)	5

* Mainly is a cumulated net result from ADVANC

The AGM approved payment of 2006 dividend, totaling Baht 2.30 per share

On 25 April 2007, the Annual General Meeting of Shareholders approved the payment of a dividend at Baht 2.30 per share for the operational results of 2006, of which Baht 1.30 was paid as an interim dividend in September 2007. The remaining Baht 1.00 per share will be paid in May 2007.

ADVANC approved to pay Baht 6.30 per share

On 25 April 2007, the Annual General Meeting of Shareholders of Advanced Info Service Plc (ADVANC) approved the payment of a dividend at Baht 6.30 per share for the operational results of 2006. SHIN will receive a 2H06 dividend of Baht 3.30 per share, in the total amount of Baht 4,170 million. According to the mentioned accounting standard, such dividend will be recognized as income in 2Q07.

Increased investment in OK

In March 2007, Capital OK Co., Ltd (OK), a subsidiary of SHIN, increased its registered capital from Baht 4,050 million to Baht 4,400 million. SHIN paid for all the additional amount of Baht 350 million.

Operating Results

The selective consolidated and company statement of income for the three-month periods ended 31 March 2007 and 2006 are presented below:

Table 1: Selective Statement of Income *Unit: Million Baht*

	Consolidated		Company	
	1Q07	1Q06	1Q07	1Q06
Revenues	3,065	3,479	-	71
Gain on sale investment	-	134	-	199
Impairment of investment & goodwill	(447)	-	(1,106)	(173)
Impairment of asset	(1,973)	-	-	-
Net profit (loss)	(1,719)	2,226	(1,176)	5
Normalized net profit (loss) *	701	2,092	(70)	(21)
Basic EPS (Baht / Share)	(0.54)	0.74	(0.37)	0.00
Normalized Basic EPS * (Baht / Share)	0.22	0.69	(0.02)	0.01

* Excluded impairment loss and gain from sale investment

Company Operation (cost method)

The Company's net loss was Baht 1,176 million in 1Q07 dropped from net gain of Baht 5 million in 1Q06 This was mainly due to the impairment of investment in OK in the amount of Baht 1,106 million. In 1Q06, SHIN had a gain from sale Thai AirAsia Co., Ltd. (TAA) to Asia Aviation Co., Ltd. (AA) in the amount of Baht 199 million.

However, in 1Q07, the operating result on the cost method of the Company, which is a holding company, has not included 2H06 dividend received from ADVANC at Baht 3.30 per share or in the total amount of Baht 4,170 million, yet., as this will be included in 2Q07.

Consolidated Operation

For the operating result of each company or business line can be summarized as follow:

Table 2: Segment Information *Unit: million Baht*

For the three-month period ended 31 March 2007

	Local wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Others	Consolidated eliminations	Group
Revenues	-	1,618	291	468	259	453	(24)	3,065
Net profit (loss) from operating activities	-	(97)	(460)	(462)	11	(70)	(6)	(1,084)
Share of net results	1,555	28	-	-	-	-	-	1,583
Impairment loss of goodwill	-	-	-	(447)	-	-	-	(447)
Impairment loss of assets	-	-	(1,973)	-	-	-	-	(1,973)
Profit (loss) before interest and tax	1,555	400	(2,417)	(890)	14	(59)	(6)	(1,403)
Net profit (loss)	1,555	61	(2,161)	(1,106)	14	(76)	(6)	(1,719)

For the three-month period ended 31 March 2006

	Local wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Others	Consolidated eliminations	Group
Revenues	-	1,755	488	451	295	576	(86)	3,479
Net profit (loss) from operating activities	-	(89)	102	(142)	17	(10)	(24)	(146)
Share of net results	2,265	28	-	-	-	-	-	2,293
Gain from sale investment in a joint venture	-	-	-	-	-	134	-	134
Other income (expenses)	-	190	7	2	(10)	10	-	199
Profit (loss) before interest and tax	2,265	129	109	(140)	7	134	(24)	2,480
Net profit (loss)	2,265	(20)	54	(173)	7	117	(24)	2,226

In 1Q07, the Consolidated loss was Baht 1,719 million while, in 1Q06, there was a gain of Baht 2,226 million. This was mainly from (1) the impairment loss of the operating assets of media business in the amount of Baht 1,973 million, which will have no further impact to the Company and Consolidated financial statements, (2) the impairment loss of the investment in consumer finance in the amount of Baht 447 million and the increase in net loss as the rise in the allowance for doubtful accounts. (3) The share of the net result from ADVANC dropped. The operation result of each business line can be summarized as follows:

Local Wireless Communications Business (Mainly operated by ADVANC)

At the end of 1Q07, ADVANC recorded 21.1 million cellular phone subscribers: 2.6 million are postpaid (GSM Advance and GSM 1800) subscribers, and 18.5 million are prepaid (1-2-Call!) subscribers. This represented a net increase of 1.57 million subscribers from the end of year 2006. Subscriber growth was mainly contributed by promotions such as "Aow Pai Leay Bt1 per call", "Aow Pai Leay Bt0.25", "GSM S package" and "GSM S Plus".

The share of the net result from ADVANC dropped Baht 710 million or 31.3% from Baht 2,265 in 1Q06 to Baht 1,555 million. As a result of intense competition, the revenue decreased when compare to 1Q06. (For more details, see MD&A of ADVANC)

Satellite and International Businesses (Mainly operated by SATTEL)

The net profit contributed from SATTEL rose from net loss of Baht 20 million in 1Q06 to net profit of Baht 61 million in 1Q07 which was mainly from the gain on foreign exchange. (For more details, see MD&A of SATTEL)

Media Business (Mainly operated by ITV)

According to the cabinet resolution to cease broadcasts of ITV on 6 March 2007 and the letter dated 7 March 2007 from the PMO notified to revoke ITV's concession agreement and to transfer all assets which have been used to operate during concession agreement to the PMO caused ITV to cease its UHF broadcasting system. These were primary reasons to the decrease in net loss of media from a net profit of Baht 54 million in 1Q06 to a net loss of Baht 2,161 million in 1Q07. The major outcomes were the impairment of asset as a result of revocation of the concession agreement and subsequently caused ITV to cease its UHF system broadcasting, also the increase in concession fee in accordance with the ruling of the Supreme Administrative Court on 13 December 2006, which ruled to uphold the judgment of the Central Administrative Court that effected on revocation of the Arbitration Award dated 30 January 2004. As a consequence of that ruling, ITV has to comply with the previous terms and conditions as specified in the Concession Agreement.

On 30 March 2007, the PMO requested the Central Administrative Court to order ITV to pay unpaid concession fee of Baht 2,210 million, the 12th concession fee of Baht 677 million, interest of overdue concession fees of Baht 562 million, adjusting of television program fee of Baht 97,760 million, and the undelivered value of assets under concession Baht of 656 million, the final listed fee being a new issue that the PMO has previously not raised. The aggregated amount is Baht 1,020 billion.

As ITV's concession agreement had been revoked and its business had also been ceased were the reasons that The Stock Exchange of Thailand (SET) suspense (SP sign) ITV's shares. Also, this may cause SET to delist ITV. ITV has to clarify the procedures and provide a time-limit in order to resolve the delisting issue. ITV asked for 6 months (ending on 9 October 2007), which was still in two-year timeframe provided by SET, for the clarification of the criteria and procedure for the exclusion from being delisted. As ITV's dispute is on the process the Arbitration Institute justification of the penalty fee for alteration of television programming and interest for overdue concession fees and filing additional lawsuit case concerning unfair revocation.

Furthermore, ITV also studies on the rehabilitation plan including the business plan and/or capital procurement from foreign and local investors. It shall be taken a period of time for ITV to consider on Pros and Cons carefully so that the rehabilitation will be mostly useful to ITV and the small shareholders.

Consumer Finance Business (Mainly operated by OK)

At the end of 1Q07, OK had 640,000 accounts worth a total of Baht 6,700 million which dropped slightly from year end 2006. OK focused on releasing loan to the qualified customer only. Personal loans were a major service which accounted approximately 64% of total account receivable.

In 1q07, the loss from was Baht 1,106 million, which, there was a loss from the impairment of goodwill in OK in the amount of Baht 447 million. In the case of exclusion of such impairment, consumer finance business will loss Baht 659 million, rose from 1Q06 as a result of the increase in the allowance for doubtful accounts to cover the potential uncollectible debt as a result of the slow down of economic.

TAA provided a service on 19 routes

Airline Business (Mainly operated by TAA)

In 1Q07, TAA provided a service on 19 routes, of which 10 were international routes. Since January 2007, TAA has provided an additional route from Bangkok to Langkawi. At present, TAA operates a total of 12 aircraft.

The profit from TAA rose from Baht 7 million in 1Q06 to Baht 14 million in 1Q07 as a result of higher revenue due to the extension of routes.

Financial Position

For the financial position of major business line, please see their MD&A.

The company assets net of liabilities (cost method), or shareholders' equity, decreased by Baht 1,173 million from Baht 15,240 million as of 31 December 2006 to Baht 14,067 million as of 31 March 2007. Mainly, the decrease was from 1Q07 net loss in the amount of Baht 1,176 million.

Cash Flow

At the end of 1Q07, company cash and cash equivalent was Baht 173 million, which was a drop of approximately Baht 1,020 million from 31 December 2006. In 1Q07, The company cash outflow from operating activities was Baht 90 million compared to Baht 54 million in 1Q06.

In the investment activities, the company cash outflow was Baht 331 million while 1Q06 had a cash inflow in the amount of Baht 32 million, which was mainly paid for the additional share capital of OK in the amount of Baht 350 million.

The company cash outflow from financing activities was Baht 599 million as a result from repayment of short-term in the amount of Baht 600 million. However, in 1Q06, there was a cash inflow of Baht 456 million which was mainly from the increase in share capital as a result of the exercise of a SHIN warrant issued and offered to directors and employees (ESOP).

Capital Structure and Liquidity

As at 30 March 2007, the liquidity ratio was 12.32x compared to 2.01x at 31 December 2006. This was due to a decrease in cash, especially from the repayment of short-term loan in 1Q07. Consequently, SHIN has become a debt-free company - the debt to equity ratio as at 31 December 2006 was 0.04x.

Management Discussion and Analysis: Advanced Info Service Plc

Overview

The Group reported total subscribers of 21.1 million as of Mar-07, represented a net addition of 1.57 millions or 8% subscriber growth.

For the 1Q07, AIS and its subsidiaries ("The Group") added in total 1.57 million subscribers, representing an 8% growth from the end of year 2006, of which 1.18 millions were prepaid subscribers and 0.38 millions postpaid subscribers. Subscriber growth was mainly contributed by promotions such as "Aow Pai Leay Bt1 per call", "Aow Pai Leay Bt0.25", "GSM S package" and "GSM S Plus". The subscriber base reached 21.1 millions, comprising of 2.6 million postpaid subscribers and 18.5 million prepaid subscribers.

Total revenues in 1Q07 were Bt23,498 million, declined 4.8% yoy from Bt24,688 million in 1Q06 but improved 5.2% over 4Q06. Service revenues in 1Q07 declined 8.3% yoy to Bt19,493 million as average tariffs and ARPU (Average revenue per user) in 1Q06 were relatively high. On the other hand, the service revenues improved 6.4% from the previous quarter on the back of strong subscriber growth and relatively stable tariffs. Sales revenue increased 17% yoy to Bt4,006 million from higher units sales of handset. Sales were stable compared to the previous quarter.

Total cost slightly increased 1.2% yoy to Bt14,293 million in 1Q07, due to higher cost of sales which grew 22.5% yoy to Bt3,676 million, while cost of service slightly declined 1.2% yoy to Bt5,802 million and concession fee declined 8.2% yoy in proportionate to revenue decline. Total cost increased 2.2% from 4Q06 as both cost of service and cost of sales grew at about the same rates. SG&A expenses were Bt3,126 million, increased 11.0% yoy from higher marketing expenses as 1Q06 spending was unusually low. SG&A fell 8.7% as very high marketing activities in 4Q06 returned to a rather normal pace in 1Q07.

Interest expense increased 36.3% yoy to Bt448 million as the Group's total outstanding debt in 1Q07 increased to Bt28,402 million from Bt23,963 million in 1Q06. Interest expense was higher in 4Q06 during the period of refinancing debts. The Group recorded net profit of Bt3,984 million for the period, a 24.7% decline from Bt5,290 million in 1Q06 but improved 25.0% from Bt3,187m in 4Q06.

(Bt million)	1Q07	1Q06	% change yoy	4Q06	% change qoq
Service revenue	19,493	21,267	-8.3%	18,317	6.4%
Sales revenue	4,006	3,421	17.1%	4,011	-0.1%
Total revenue	23,498	24,688	-4.8%	22,328	5.2%
Total cost	14,293	14,123	1.2%	13,989	2.2%
Gross profit	9,206	10,565	-12.9%	8,340	10.4%
SG&A	3,126	2,817	11.0%	3,424	-8.7%
Earnings before interest and tax	6,269	8,036	-22.0%	5,160	21.5%
Net profit	3,984	5,290	-24.7%	3,187	25.0%

Revenues & Profitability

Service revenues decreased 4.8% yoy as average tariff for 1Q07 is still lower the average in 1Q06.

Total Revenue

In 1Q07, total revenues consist of (1) 83.0% service revenues and rentals (2) 17.0% sales of handsets and SIM cards. Total revenues in 1Q07 were Bt23,498 million, declined 4.8% yoy from Bt24,688 million in 1Q06 as a result of a decline in service revenues. Compared to the previous quarter, total revenues however increased 5.2% qoq from Bt22,328 million in 4Q06 due to an increase in service revenue.

(1) *Service revenues* were Bt19,493 million in 1Q07, declined 8.3% yoy from Bt21,267 million in 1Q06 when average tariffs and ARPU were relatively high. 1Q06 was a strong quarter, compared to 1Q07 and also the rest of 2006, in term of average tariffs, ARPU, and service revenue due to tariffs increase for the low-price promotions at the beginning of year 2006. Compared to 4Q06, service revenue in 1Q07 increased 6.4% qoq due to strong growth in subscriber base and relatively stable tariffs during the quarter.

(2) *Sales revenue* increased 17.1% yoy to Bt4,006 million from higher units sales of handset, but was relatively flat compared to 4Q06 due to lower average price of handsets albeit at higher units sold.

Total cost slightly increased 1.2% yoy from higher cost of sales while cost of service and concession fee declined yoy.

Total Cost

Total cost comprises of (1) cost of services and equipment rentals, (2) concession fee and excise tax, and (3) cost of sales. For the 1Q07, the Group incurred total cost of Bt14,293 million, which increased 1.2% y-o-y from Baht 14,123 million in 1Q06, and increased 2.2% qoq from Bt13,989 million in 4Q06.

(1) *Cost of services and equipment rentals* in 1Q07 were Bt5,802 million, slightly decreased 1.2% yoy from Bt 5,876 million in 1Q06 when amortization cost was relatively high. However, when compared to the previous quarter, cost of services increased 2.3% qoq from Bt5,675 million in 4Q06 as amortization cost and other network-related cost starts to pick up following network investment spent last year.

(2) *Concession fee and excise tax* were Bt 4,814 million in 1Q07, declined 8.2% yoy from Bt 5,247 million in 1Q06 and increased 5.8% qoq from Bt4,550 million in 4Q06 following proportionate decline/increase in service revenues. Starting from 27 February 2007, following the Ministerial Notification from Ministry of Finance and the Cabinet approval, excise tax on telecommunications service has been reduced to zero percent. As a result, instead of previous practice of deducting 10% excise tax from revenue share paid to TOT, the Group currently pays a full amount of revenue share to TOT. Concession fee and excise tax as percentage of service revenue remains the same at 24.7% in 1Q07, compared to 24.7% in 1Q06 and 24.8% in 4Q06.

(3) *Cost of sales* in 1Q07 was Bt 3,676 million, increased 22.5% yoy from Bt3,000 million in 1Q06 following higher unit sales of handsets. Compared to the previous quarter, cost of sales declined 2.3% qoq from Bt3,764 million in 4Q06 from lower average price of handsets despite unit sold was increased. Sales margin in 1Q07 was 8.2% compared to 12.3% in 1Q06 and 6.2% in 4Q06; this is usually fluctuated from quarter to quarter depending on different margins from different handset models sold in each period.

Marketing spending to total revenues was 3.7%, the same level of spending as for full year 2006.

Selling and administrative expenses (SG&A)

SG&A expenses were Bt 3,126 million in 1Q07, represented an 11.0% yoy increase from Bt 2,817 million in 1Q06 but declined 8.7% qoq from Bt3,424 million in 4Q06 due to marketing expenses. Marketing spending in 1Q07, the same level to spending for the full year 2006, was 3.7% of total revenues, compared to the unusually low at 2.2% of total revenues in 1Q06 when marketing activities were slowed down. On contrary, the qoq decline was a result of the significant high spending in brand and distribution at 6.0% of total revenues in 4Q06.

Interest expense

Interest expense increased 36.3% yoy to Bt448 million as the Group's total outstanding debt in 1Q07 increased to Bt28,402 million from Bt23,963 million in 1Q06. Compared to the previous quarter, interest expense declined 12.5% qoq from the unusually high Bt511 million in 4Q06 due to drawdown of Bt11,427 million new debenture in late 3Q06 before repayment of the old Bt10,000 million later in November 2006.

Net Profit

The Group recorded net profit of Bt3,984 million for the period, a 24.7% decline from Bt5,290 million in 1Q06 but improved 25.0% from Bt3,187m in 4Q06.

Liquidity

Liquidity improved due to increase in VAT receivables, trade receivables, and cash.

At the end of 1Q07, current ratio improved to 81% from 74% at the end of 4Q06 due to increase in VAT receivables, trade receivables, and cash.

Current assets

The Group's current assets as of 31 March 2007 were Bt 25,150 million, an increase of 9.9% from Bt22,893 million at the end of 4Q06 as a result of increase in VAT receivables, trade receivables, and cash. Cash and cash equivalents represent 53% of current assets.

	31 March 2007		31 December 2006	
	Million Baht	% Total assets	Million Baht	% Total assets
Cash and cash equivalents	13,248	9.6%	12,742	9.5%
Trade receivables	5,543	4.0%	4,898	3.6%
VAT receivables	1,806	1.3%	464	0.3%
Inventories for network spare part	1,531	1.1%	2,055	1.5%
Other current assets	3,022	2.2%	2,733	2.0%
Total current assets	**25,150**	**18.3%**	**22,893**	**17.0%**

Current liabilities

Current liabilities slightly increased to Bt31,205 million from Bt 31,039 million at the end of 4Q06, despite of repayment of short-term loan and current portion of long-term debt, due to increase in trade payable, accrued concession fee and excise tax, and income tax payable.

	31 March 2007		31 December 2006	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Short term loans	-	-	1,000	1.8%
Trade payable	6,671	11.9%	5,760	10.2%
Portion of long-term debt due in 1 year	3,509	6.3%	6,507	11.5%
Concession right payable, accrued concession fee and excise tax	8,045	14.3%	7,155	12.6%
Unearned income	3,724	6.6%	3,659	6.5%
Income tax payable	4,613	8.2%	2,963	5.2%
Other current liabilities	4,644	8.3%	3,994	7.0%
Total current liabilities	31,205	55.6%	31,039	54.7%

Total assets grew from increase in current assets and fixed assets for mobile network.

Assets

Total assets as of 31 March 2007 was Bt137,742 million, grew by Bt3,441 million from Bt 134,301 million as of 31 December 2006, The increase mainly came from rises in current assets and asset under concession agreement as the Group continued to invest in network capacity and quality. Fixed assets including Property Plant and Equipment and assets under concession, which mainly utilized to operate mobile network, represented 65.5% of total assets.

	31 March 2007		31 December 2006	
	Million Baht	% of Total assets	Million Baht	% of Total Assets
Current assets	25,150	18.3%	22,893	17.0%
Property, plant and equipment, net	8,369	6.1%	7,797	5.8%
Asset under concession agreement, net	81,860	59.4%	81,096	60.4%
Intangible assets	11,819	8.6%	12,197	9.1%
Deferred tax assets	9,917	7.2%	9,763	7.3%
Other non-current assets	626	0.5%	555	0.4%
Total assets	137,742	100%	134,301	100%

The Group's capital structure remained strong, with debt to equity ratio of 35%

Capital structure

The Group's capital structure remained strong with low leverage, as shown in three key ratios below. Total liabilities to equity at the end of 1Q07 were 69% declined from 73% at the end of 4Q06 due to repayment of debenture during the quarter. Debt to equity also declined to 35% from 43%. Net debt to equity (Net debt = total debentures and borrowings minus cash) declined to 19% from 26%.

	31 March 2007	31 December 2006
Total liabilities to equity	69%	73%
Debt to equity	35%	43%
Net debt to equity	19%	26%

Debentures and Loans

As of 31 March 2007, the Group had total debentures and borrowings of Bt28,402 million, declined from Bt33,149 million at the end of 4Q06. The decline was from retirement of Bt3,750 million of long-term debentures and repayment of B1,000 million of short-term borrowing.

	31 March 2007		31 December 2006	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Short term borrowing	-	-	1,000	1.8%
Portion of long-term debt due in 1 year	3,509	6.3%	6,507	11.5%
Long-term debt	24,893*	44.4%	25,642*	45.2%
Total debts	28,402	50.6%	33,149	58.5%

* including swap contract payable incurred from JPY-denominated syndicated loan which was swapped into Thai Baht in total of Baht 9,485 million

Shareholders' equity

The Group's shareholder's equity increased to Bt81,632 million at the end of 1Q07 from Bt77,599 million at the end of 4Q06, mainly as a result of

Cash flow remained strong and sufficient to finance capital expenditures and repay debt.

Cash Flow

For the three-month period, the Group generated Bt9,854 million of cash flow from operations (after interest, tax, and changes in working capital). Of this amount, the Group mainly spent Bt4,516 million on network investment and repaid Bt4,750 million of short-term loans and long-term debentures. The rest was kept as cash on hand.

Change in accounting policy:

Change from equity method to cost method for investment in subsidiary and associated companies

In the 1Q07, the Company changed its accounting policy for its investment in subsidiaries from equity method to cost method in compliance to the Notification No.26/2006 issued by the Federation of Accounting Professions regarding the Accounting Standard No. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" (Amendment No. 1). The Company's stand-alone financial statements for 1Q06 and the balance sheet for the year ended 2006 were restated for comparison. The change in accounting policy to cost method has no impact to the consolidated financial statement which remains unchanged.

The effects of the retrospective adjustments to the Company's (stand-alone) balance sheet as of 31 December 2006 and the Company's statement of income for the three-month period ended 31 March 2006 are as follows:

Balance sheets as at 31 December 2006	**Restated**
	Million Baht
Decrease in investments in subsidiaries	
Impact from the change from equity to cost method	1,723
Impact from impairment loss to investment at cost	6,025
Decrease in investments in subsidiaries, net	7,748
Shareholders' equity	
Decrease in unrealised gain from dilution of investment as at 1 January 2006 and 31 December 2006	161
Decrease in retained earnings as at 31 December 2006	7,587
Decrease in retained earnings as at 1 January 2006	8,814

Statements of income for the three-month period ended 31 March 2006	**Restated**
	Million Baht
Decrease in net profit for the period	773
Decrease in basic earnings per share (Baht)	0.26
Decrease in diluted earnings per share (Baht)	0.26

Management Discussion and Analysis: Shin Satellite Public Company Limited

I. Overview

Q1/07 net profit surged 332.8%

Shin Satellite Plc's total revenues for Q1/2007 was Baht 2,110 million, an increase of 7.1% over Q1/2006. Total expenses increased through SG&A and interest expenses. The Company recorded a gain on exchange of Baht 461 million for Q1/2007 that resulted from a continuation of the Baht appreciation. Net profit was Baht 135 million, increased by 332.8% from net loss of Baht 58 million in Q1/2006.

In the three-month period ended March 31, 2007, the Company changed its accounting policy regarding investment in a subsidiary so that the separate financial statement, which formerly reported investment using the equity method, now reports using the cost method. This is to comply with TAS44; thus, the Company restated its financial statement by using the historical cost as the cost of the investment in a subsidiary of the separate financial statement. This adjustment caused the net income on the separate financial statement to differ from that reported in the consolidated financial statement. The Company had net income of Baht 135 million for the three-month period ended March 31, 2007, according to the consolidated financial statement. However, the separate financial statement over the same period showed a net loss of Baht 41 million. In addition, there were effects of restating other items on the separate financial statement for the quarter ended March 31, 2007, such as investment in subsidiary, retained earnings, and shareholders' equity on the balance sheets. As a result of the adoption of this accounting policy, the Company has to restate some financial figures on the balance sheets as at December 31, 2006 and on the income statement for the first quarter of 2006, on the separate financial statement in order to be comparable to Q1/2007 figures.

Nonetheless, the change of accounting policy affects only the separate financial statement. It did not have any effect on the consolidated financial statements or business fundamentals.

II. Business Summary

An expansion of broadband IPSTAR market in IPA and IPNZ.

Transponder leasing and related business

The Company inaugurated the new IPSTAR Representative Office named "Shin Satellite Hanoi Co., Ltd." in Hanoi, Vietnam on January 15, 2007 in order to facilitate IPSTAR service deployment and support for its partners and customers in the Vietnam market.

In February 2007, the Company's subsidiary, IPSTAR Australia Pty. Ltd. ("IPA"), has launched the region's first video-on-demand service as another choice for the customers to view movies and TV entertainment via the IPSTAR broadband satellite network. IPA is expecting a stronger growth in 2007, following an expansion of satellite broadband subsidy coverage under the Federal Government's Australian Broadband Guarantee.

In March 2007, the Company's subsidiary, IPSTAR New Zealand Ltd. ("IPNZ"), has signed an exclusive contract with BayCity Communications Limited as the exclusive National Service Operator (NSO) for IPSTAR services throughout New Zealand. This partnership will be beneficial to the continued growth of the broadband satellite market using IPSTAR in New Zealand.

Currently, the total number of UTs provided by the Company at the end of Q1/2007 was 75,187. UT sales volume totaled 9,131 UTs in this quarter.

In this quarter, the Company's subsidiary, Shin Broadband Internet (Thailand) Co., Ltd. ("SBI"), had sales revenue from Digital Television (DTV) services by selling low-price round DTV dishes and set top boxes. The DTV equipment, sold through distributors and electrical equipment shops, is small, convenient to install, less space consuming, and receives KU-Band signals directly from satellite so that the customers can better view TV entertainment.

Telephone Business

Because of a steady growth of telephone subscribers in both Cambodia and Lao PDR, there was an increase in the subscriber base of every operator especially mobile prepaid subscribers. As of the end of Q1/2007, LTC and Camshin have 689,939 and 316,200 subscribers respectively, an increase of 30.6% and 25.4% from 528,366 and 252,180 subscribers in Q1/2006.

Internet Business

CS Loxinfo Plc ("CSL")'s performance in Q1/2007 was better than the previous quarter due to its effective cost management and the decrease of marketing expenses. Although, there was an intensive competitive environment on Internet Access services, revenue from leased line services increased as CSL had continuously put more effort on sales and expanded customer base in this segment by concentrating on the quality of service and value added services, to meet customer needs.

III. Consolidated Operating Results

Change of accounting methods for the investments in subsidiaries and associates in separate financial statement.

Accounting policy

Following the Notification of the Federation of Accounting Professions (FAP) no.26/2006 TAS 44 (revised-2007), Consolidated Financial Statements and Separate Financial Statements, the Company is required to change the accounting methods for the investments in subsidiaries and associates from the equity method to the cost method as reported in the separate financial statement in the three-month period ended March 31, 2007. The Company restated its financial statement by using the historical cost as the cost of the investment in a subsidiary of the separate financial statement. Such an adjustment resulted in net income on the separate financial statement to differ from that reported in the consolidated financial statement. The Company had net income of Baht 135 million for the three-month period ended March 31, 2007, according to the consolidated financial statement. However, the separate financial statement over the same period showed a net loss of Baht 41 million.

As a result of the adoption of this accounting policy, the Company restated some financial figures on the balance sheets as at December 31, 2006 and on the income statement for the first quarter of 2006, of the separate financial statements as follows;

Company F/S Unit: million Baht	**Adjustments**	**Before Adjust**	**Adjust-increase (decrease)**	**After Adjust**
Balance sheet	Investments	2,800	(1,786)	1,014
	Deferred tax assets	470	14	484
	Adjustment on assets		*(1,772)*	
	Net liabilities in subsidiaries	97	(97)	-
	Adjustment on liabilities		*(97)*	
	Unrealized cumulative gains on dilution of investment in a subsidiary	376	(376)	-
	Cumulative foreign currency translation adjustment	(311)	311	-
	Retained earnings - Unappropriated	3,492	(1,610)	1,882
	Adjustment on equity		*(1,675)*	
Income statement	Share of net results from investments -equity method	144	(144)	-
	Net profit	(58)	(144)	(202)

The Company would like to provide additional information to better clarify the issue as follows:

1. After restating, net income for the three-month period ended March 31, 2007 and the comparable period in 2006 decreased by Baht 176 million and Baht 144 million respectively. (that is, decreased by Baht 0.16/share and Baht 0.14/share respectively.) This is because the separate financial statement did not include proportionately the performance of subsidiaries and associates, whereas it solely included the performance of the parent company. TAS44 allows the Company to realize gains from investments in subsidiaries and associates only when it receives dividends from such subsidiaries and associates.
2. The effect from restating other items on the separate financial statement is as follows;
   - Investment in subsidiaries and associates, recorded at the historical cost, is shown in a separate financial statement to have a book value of Baht 1,014 million.
   - Deferred tax assets increased by Baht 14 million to Baht 484 million.
   - The separate financial statement did not include net liabilities in subsidiaries, unrealized cumulative gains on dilution of investment in a subsidiary, cumulative foreign currency translation adjustment.
   - Retained earnings on the balance sheets decreased by Baht 1,610 million to Baht 1,882 million.

Selected financial information on SATTEL

	Amount (MBt)			Change	
	Q1/07	Q4/06	Q1/06	QoQ (%)	YoY (%)
Sales and service income	1,618	1,993	1,755	-18.8%	-7.8%
Share of net results from associate	23	16	25	43.8%	-8.0%
Cost of sales and services	1,377	1,610	1,564	-14.5%	-12.0%
SG&A expenses	338	420	281	-19.5%	20.3%
EBIT*	(97)	(37)	(90)	n.a.	n.a.
EBITDA**	587	666	689	-11.9%	-14.8%
Net profit	135	793	(58)	-83.0%	332.8%
EPS (Baht)	0.12	0.73	(0.05)	-83.6%	340.0%

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service income

Consolidated sales and service income in Q1/2007 was Baht 1,618 million, a decrease of Baht 137 million or 7.8%, compared to Baht 1,755 million in Q1/2006, and a decrease of Baht 375 million or 18.8% from Baht 1,993 million in the previous quarter. This resulted from a decrease in revenue from satellite and related services.

Sales and service income	Q1/07	Q4/06	Q1/06	%QoQ	%YoY
Satellite and related services	949	1,343	1,153	-29.3%	-17.7%
Telephone services	645	628	582	2.7%	10.8%
Internet services	24	22	20	9.1%	20.0%
Total	**1,618**	**1,993**	**1,755**	**-18.8%**	**-7.8%**

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in Q1/2007 was Baht 949 million, a decrease of Baht 204 million or 17.7%, compared to Baht 1,153 million in the same period last year, and decreased by Baht 394 million or 29.3% from Baht 1,343 million in the previous quarter.

Satellite and related services	Q1/07	Q4/06	Q1/06	%QoQ	%YoY
Thaicom 1A, 2, 3, 5 and related services	605	629	645	-3.8%	-6.2%
IPSTAR services	344	714	508	-51.8%	-32.3%
Total	**949**	**1,343**	**1,153**	**-29.3%**	**-17.7%**

- Revenue from the Thaicom conventional satellite business for Q1/2007 was Baht 605 million, a decrease of Baht 40 million or 6.2%, from Baht 645 million in Q1/2006, and decreased by Baht 24 million or 3.8% from Baht 629 million in the previous quarter. A slight increase in Conventional Thaicom transponder utilization, an increase in revenue from Digital Television (DTV) services first incurred in this quarter, offset by a loss from the continued appreciation of the Thai Baht, led to a drop in such revenue as compared to that in Q1/2006 and Q4/2006.
- IPSTAR service revenue was Baht 344 million in Q1/2007, a decrease of Baht 164 million or 32.3%, compared to Baht 508 million in the same period last year, and Baht 370 million or 51.8% from Baht 714 million in the previous quarter. This was because the Company sold 9,131 UTs in Q1/2007, a decrease of 2,003 UTs or 18% from 11,134 UTs in Q1/2006 and a decrease of 7,070 UTs or 43.6% from 16,201 UTs in Q4/2006; however, revenue from transponder leasing on Thaicom 4 (IPSTAR) was higher than that in Q1/2006 and Q4/2006.

Q1/07 revenue from telephone services increased 10.8% from Q1/06.

Telephone services

The Company's revenue from the telephone service business in Q1/2007 was Baht 645 million, an increase of Baht 63 million, or 10.8%, compared to Baht 582 million in Q1/2006, and Baht 17 million or 2.7% from Baht 628 million in the previous quarter. This was due to the growth of telephone subscribers in both Cambodia and Lao PDR, especially a significant growth rate of prepaid mobile phone subscribers. As at the end of Q1/2007, LTC and CamShin had 689,939 and 316,200 subscribers respectively, increases of 30.6% and 25.4% from 528,366 and 252,180 subscribers in Q1/2006, and 9.0% and 14.2% from 632,829 and 276,925 subscribers in Q4/2006.

Q1/07 revenue from internet

Internet services

Revenue from the Internet service business in Q1/2007 was Baht 24 million, an increase of Baht

services rose 20% from Q1/06. 4 million or 20% from Baht 20 million in Q1/2006, and Baht 2 million or 9.1% from Baht 22 million in Q4/2006 due to a small increase in the internet subscribers of CamShin and LTC.

Cost of sales and service

The Company reported total cost for Q1/2007 of Baht 1,377 million, a decrease of Baht 187 million or 12.0%, compared to Baht 1,564 million in Q1/2006, and Baht 233 million or 14.5% from Baht 1,610 million in Q4/2006. This was due to a drop in cost relating to transponder leasing and related services and the Internet access services. The cost accounted for 85.1% of sales and service income, going down from 89.1% in Q1/2006.

Cost of sales and services	Q1/07	Q4/06	Q1/06	%QoQ	%YoY
Satellite and related services	1,039	1,314	1,273	-20.9%	-18.4%
Telephone services	332	277	273	19.9%	21.6%
Internet services	6	19	18	-68.4%	-66.7%
Total	**1,377**	**1,610**	**1,564**	**-14.5%**	**-12.0%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q1/2007 was Baht 1,039 million, a decrease of Baht 234 million or 18.4% from Baht 1,273 million in the same period last year, and decreased by Baht 275 million or 20.9% from 1,314 million in Q4/2006.

Satellite and related services	Q1/07	Q4/06	Q1/06	%QoQ	%YoY
Thaicom 1A, 2, 3, 5 and related services	361	357	463	1.1%	-22.0%
IPSTAR services	678	957	810	-29.2%	-16.3%
Total	**1,039**	**1,314**	**1,273**	**-20.9%**	**-18.4%**

- A Baht 102 million or 22.0% decrease in the cost relating to the Thaicom conventional satellite and related business from Q1/2006 was due to no amortization of the Thaicom 3 satellite, which has not been utilized since July 13, 2006, offset by a rise in the amortization and the cost of in-orbit insurance of the Thaicom 5 satellite.
- A Baht 132 million or 16.3% decrease in the cost of providing IPSTAR services from Q1/2006, was caused by a drop in cost of UT sales corresponding to a decrease in the sales volume, offset by a rise in cost relating to the Thaicom 4 satellite; for instance, an increase of Baht 188 million in amortization of the Thaicom 4 satellite and its ground equipment, and a rise of Baht 20 million in concession fee to MICT.

Cost of telephone services

Cost relating to the telephone business for Q1/2007 amounted to Baht 332 million, an increase of Baht 59 million or 21.6% from Baht 273 million in Q1/2006, and Baht 55 million or 19.9% from Baht 277 million in Q4/2006. This was due to an increase in revenue sharing to the Ministry of Post and Telecommunications in Cambodia which increased from 7% to 10% of revenue before expenses in 2007, increased electricity cost, and cost relating to VOIP that is a new service provided in Q4/2006 in Cambodia. Moreover, there was an increase in amortization of the telephone network in Lao PDR.

Cost of internet services

Cost relating to the Internet business in Q1/2007 was Baht 6 million, a decrease of Baht 12 million or 66.7% from Baht 18 million for Q1/2006, and Baht 13 million or 68.4% from Baht 19 million in the previous quarter.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 338 million in Q1/2007, an increase of Baht 57 million, or 20.3% compared to Baht 281 million in Q1/2006. This was due to increases of Baht 37 million in marketing expenses arising from promotions in telephone

business, equipment from bandwidth service contract, and IPSTAR UT, Baht 29 million in staff cost, and Baht 22 million in allowance for doubtful account. However, there was a decrease of Baht 82 million or 19.5% from Baht 420 million in Q4/2006 due to a less allowance for doubtful account.

Interest expense

Interest expense was Baht 242 million, an increase of Baht 21 million, or 9.5%, compared to Baht 221 million in Q1/2006 due to the recognition of interest associated with the Thaicom 5 project as an expense once the service started in July 2006.

Gain on exchange rate

Because of the strengthening of the Thai Baht from January-March 2007, the Company reported a gain of Baht 461 million from foreign exchange in Q1/2007, while it recorded a gain of Baht 186 million in Q1/2006.

Share of net results from investment – equity method

The share of net results from investment was Baht 23 million, decreased by Baht 2 million or 8% from Baht 25 million in Q1/2006, due to a drop in CSL's revenue and an increase in CSL's SG&A from the publication of the Thailand Yellow Pages, and Voice Info services.

The share of net results from investment in CSL in this quarter increased by Baht 7 million from last quarter as CSL's net profit rose from Internet access services, the publication of the Thailand Yellow Pages, Voice Info services, mobile content services.

Income tax expense

The Company's income tax expense in Q1/2007 was Baht 18 million while the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 38 million in Q1/2006.

IV. Financial Position

At the end of Q1/2007, the Company reported total assets of Baht 32,595 million, a decrease of Baht 239 million or 0.72% from Baht 32,834 million at the end of 2006. This was caused by the depreciation and amortization of PP&E under concession agreements while there was no purchase of assets in this quarter for this account; thus, PP&E under concession agreements has a decreased book value. Also, trade accounts receivable dropped from the end of 2006. CSL's net assets were presented as an investment in an associate.

SATTEL's asset components

Assets	March 31, 2007		December 31, 2006	
	Amount (Bt mn)	% of Total assets	Amount (Bt mn)	% of Total assets
Current assets	2,605	8.0	2,479	7.6
Investment in associates	709	2.2	686	2.1
PP&E, net	6,748	20.7	6,822	20.8
PP&E under the concession agreement, net	20,067	61.6	20,489	62.4

Liquidity

At the end of Q1/2007, the Company had a current ratio of 0.37 times, down from 0.39 at the end of 2006. This was because of an increase of Baht 709 million in the current portion of long-term loans.

Investments

Investment in CSL was presented as an "investment in associate" item. At the end of Q1/2007

the Company's "investment in associate" was Baht 709 million, an increase of Baht 23 million or 3.4% from Baht 686 million at the end of 2006 due to CSL's improved performance.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q1/2007 was Baht 6,748 million, a decrease of Baht 74 million from Baht 6,822 million at the end of last year. This was due to a depreciation and amortization of PP&E of Baht 207 million, foreign currency translation adjustment of Baht 108 million, offset by purchase of assets of Baht 246 million in this quarter most of which were assets for the expansion of telephone network and satellite equipment. PP&E at the end of Q1/2007 also included the assets under concession agreement of CamShin of approximately Baht 2,670 million, a decrease of Baht 58 million from Baht 2,728 million at the end of 2006.

PP&E under concession agreements

PP&E under concession agreements at the end of Q1/2007 was Baht 20,067 million, a decrease of Baht 422 million from Baht 20,489 million at the end of 2006. This was mainly due to an amortization of Baht 423 million.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q1/2007 were Baht 15,861 million, a decrease of Baht 428 million from Baht 16,289 million at the end of 2006. This was due to an unrealized gain on exchange rate of Baht 441 million.

The Company's shareholders' equity at the end of Q1/2007 was Baht 13,656 million, an increase of Baht 78 million from 13,578 million at the end of 2006, reflecting net profit of Baht 135 million and an increase of Baht 55 million in loss from foreign currency translation adjustment.

Net borrowings to equity at the end of Q1/2007 were 1.16 times, considered manageable for a company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5, and receiving support from financial institutions.

Cash flow

The Company's cash flows from operating activities for Q1/2007 were Baht 750 million. Net cash outflows used for investing activities were Baht 388 million, mainly for the expansion of telephone network and satellite business. In this quarter, the Company withdrew Baht 86 million short-term loans from financial institutions, and had Baht 5 million more of long-term borrowings after financial expenses, while long-term loans of Baht 59 million for the CamShin telephone network project were repaid. Thus, the Company had net cash inflow from financing activities in Q1/2007 of Baht 32 million.

The Company had ending cash of Baht 759 million on March 31, 2007.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the companies in Shin Group. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 March 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2007, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2007 and 2006 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2006 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 23 February 2007 and drew attention on the matters as discussed in paragraph 5. As discussed in Note 2 to the financial statements, from 1 January 2007 the Company has changed its accounting policy for investments in subsidiaries in the company financial statements from equity method to cost method to comply with the Federation of Accounting Professions' announcement. The Company has applied retrospective adjustments. Therefore, the company balance sheet as at 31 December 2006, as part of the consolidated and company financial statements which I have audited and issued a report thereon as stated above, and the company interim financial statements for the quarter ended 31 March 2006, presented for comparative purposes, are restated.

PRICEWATERHOUSECOOPERS

My audit report for the consolidated and company financial statements for the year ended 31 December 2006 drew attention that the auditor of ITV, the Company's subsidiary, has expressed a disclaimer of opinion on the ITV 2006 financial statements because of a material uncertainty regarding the ITV' ability to pay the unpaid concession fee as claimed by the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") amounting to Baht 2,210 million which cast significant doubt on ITV's ability to continue as a going concern and may impact the impairment of ITV's concession assets. In addition there was the dispute regarding the interest on the unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million. The ultimate outcome of this matter cannot be determined presently. No provision for liability has been provided in the financial statements for the interest and penalty. This matter has a significant impact on ITV's operating results and financial position.

Without qualifying my report, I draw attention to Note 17 to the financial statements that the PMO revoked the concession agreement of ITV due to ITV was not able to pay the unpaid concession fee totalling Baht 2,210 million, including the 15% interest per annum on the total unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million. These events have resulted ITV to cease its operations since 7 March 2007. ITV is in the process of preparing the clarification on the development plan to resolve the cause of delisting and the plan in undertaking of new business and the rehabilitation to the Stock Exchange of Thailand. In addition ITV has intended to pursue the arbitration process on the dispute of interest and penalty arising from the alteration of television programming of Baht 97,760 million. Assets and liabilities of ITV included in the consolidated interim financial statements as at 31 March 2007, represent 1.99% and 11.13% of consolidated total assets and liabilities, respectively and the net asset of ITV included in the company financial statements as at 31 March 2007 is nil.

Suchart Luengsuraswat
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
14 May 2007

Shin Corporation Public Company Limited
Balance Sheets
As at 31 March 2007 and 31 December 2006

	Notes	Consolidated		Company	
		31 March 2007 Unaudited	31 December 2006 Audited	31 March 2007 Unaudited	31 December 2006 Audited Restated
		Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		4,755,735	5,571,782	173,285	1,192,883
Current investments		62,079	880,583	62,079	80,583
Trade accounts and notes receivable, net	5	1,655,188	2,242,810	12,305	12,305
Current portion of loans and accrued interest receivable, net	6	4,562,831	5,744,567	-	-
Amounts due from and advances to related parties	15	6,966	10,145	596	596
Inventories, net		431,353	346,318	-	-
Other current assets		853,384	1,006,315	22,976	38,090
Total current assets		12,327,536	15,802,520	271,241	1,324,457
Non-current assets					
Loans and accrued interest receivable, net	6	1,230,091	1,788,219	-	-
Investments in subsidiaries, associates and joint ventures	7	35,271,213	33,681,458	13,735,272	14,491,374
Other investments		27,441	27,477	26,250	26,250
Loan to another company		17,779	19,104	-	-
Property and equipment, net	8	7,217,718	7,425,356	35,959	39,662
Property and equipment under concession agreements, net	8	20,065,844	22,342,369	-	-
Goodwill, net	8	96,185	550,103	-	-
Other intangible assets, net	8	1,726,360	1,765,097	14,292	15,669
Deferred tax assets	9	891,251	896,860	-	-
Other assets		439,877	481,353	5,906	944
Total non-current assets		66,983,759	68,977,396	13,817,679	14,573,899
Total assets		79,311,295	84,779,916	14,088,920	15,898,356

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ______________________ Director ______________________

Date ______________________ Date ______________________

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Balance Sheets (continued)
As at 31 March 2007 and 31 December 2006

		Consolidated		Company	
		31 March 2007 Unaudited	31 December 2006 Audited	31 March 2007 Unaudited	31 December 2006 Audited Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	10	4,181,768	4,706,078	-	600,000
Trade accounts and notes payable		901,188	1,076,766	563	3,578
Accounts payable - property and equipment		615,729	749,983	-	-
Amounts due to and loans from related parties	15	36,225	52,649	2,968	2,750
Current portion of long-term borrowings	10	7,701,253	7,750,944	214	527
Derivative instruments, net		433,089	752,900	-	-
Accrued concession fees		3,532,588	3,268,264	-	-
Other current liabilities		1,725,561	1,752,045	18,119	51,266
Total current liabilities		19,127,401	20,109,629	21,864	658,121
Non-current liabilities					
Long-term borrowings, net	10	11,483,082	14,108,660	-	-
Deferred tax liabilities	9	121,825	126,952	-	-
Other liabilities		254,093	162,782	-	-
Total non-current liabilities		11,859,000	14,398,394	-	-
Total liabilities		30,986,401	34,508,023	21,864	658,121
Shareholders' equity					
Share capital	11				
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid share capital - common shares		3,196,313	3,196,302	3,196,313	3,196,302
Warrants		757	789	757	789
Premium on share capital		10,141,471	10,141,235	10,141,471	10,141,235
Advance receipt for share subscription		1,442	-	1,442	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		22,644,644	24,363,417	230,249	1,406,685
Unrealised gain on dilution of investments in subsidiaries and associates		3,972,554	3,966,024	-	-
Unrealised loss from revaluation of current investment		(3,176)	(4,776)	(3,176)	(4,776)
Cumulative foreign currency translation adjustment		(164,807)	(142,140)	-	-
Total parent's shareholders' equity		40,289,198	42,020,851	14,067,056	15,240,235
Minority interests		8,035,696	8,251,042	-	-
Total shareholders' equity		48,324,894	50,271,893	14,067,056	15,240,235
Total liabilities and shareholders' equity		79,311,295	84,779,916	14,088,920	15,898,356

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Income (unaudited)
For the three-month periods ended 31 March 2007 and 2006

	Notes	Consolidated 31 March 2007 Unaudited Baht'000	Consolidated 31 March 2006 Unaudited Baht'000	Company 31 March 2007 Unaudited Baht'000	Company 31 March 2006 Unaudited Restated Baht'000
Revenues	15				
Revenues from sales and services		3,064,290	3,479,075	-	70,720
Gain on sale of invesment in a joint venture		-	134,328		198,773
Other income	12	490,772	198,909	8,378	6,234
Net results from invesments - equity method	7	1,583,801	2,293,129	-	-
Total revenues		5,138,863	6,105,441	8,378	275,727
Expenses	15				
Cost of sales and services		2,086,003	2,364,625	-	40,923
Concession fee		412,505	176,528	-	-
Selling and administrative expenses		1,645,101	1,080,696	73,167	42,212
Impairment loss on goodwill and investment in a subsidiary	7, 8	446,971	-	1,106,102	172,662
Impairment loss on concession assets and related assets	8	1,972,774	-	-	-
Directors' remuneration		5,875	4,305	3,460	1,821
Total expenses		6,569,229	3,626,154	1,182,729	257,618
Profit (loss) before interest and tax		(1,430,366)	2,479,287	(1,174,351)	18,109
Interest expense		(368,973)	(319,179)	(2,085)	(12,767)
Income tax	14	(100,888)	81,225	-	-
Profit (loss) before minority interests		(1,900,227)	2,241,333	(1,176,436)	5,342
Net results from subsidiaries to minority interests		181,454	(15,724)	-	-
Net profit (loss) for the period		(1,718,773)	2,225,609	(1,176,436)	5,342
Basic earnings per share (Baht)	4				
Net profit (loss) for the period		(0.54)	0.74	(0.37)	0.00
Diluted earnings per share (Baht)	4				
Net profit (loss) for the period		(0.54)	0.72	(0.37)	0.00

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

Consolidated (Baht'000)

	Issued and paid-up share capital (Note 11)	Warrants (Note 11)	Premium on share capital (Note 11)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2005	2,999,315	484,579	6,100,288	3,981,304	(29,521)	9,114	500,000	29,188,839	(65,856)	9,242,571	52,410,633
Increase in share capital	23,966	-	441,559	-	-	-	-	-	-	-	465,525
Unrealised gain on dilution from investments	-	-	-	9,941	-	-	-	-	-	-	9,941
Unrealised gain from revaluation of current investment	-	-	-	-	4,789	-	-	-	-	-	4,789
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(9,114)	-	-	-	-	(9,114)
Net profit for the period	-	-	-	-	-	-	-	2,225,609	-	-	2,225,609
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(26,754)	-	(26,754)
Minority interests decrease during the period	-	-	-	-	-	-	-	-	-	(22,320)	(22,320)
As at 31 March 2006	3,023,281	484,579	6,541,847	3,991,245	(24,732)	-	500,000	31,414,448	(92,610)	9,220,251	55,058,309
As at 31 December 2006	3,196,302	789	10,141,235	3,966,024	(4,776)	-	500,000	24,363,417	(142,140)	8,251,042	50,271,893
Increase in share capital	11	(32)	236	-	-	-	-	-	-	-	215
Unrealised gain on dilution from investments	-	-	-	6,530	-	-	-	-	-	-	6,530
Unrealised gain from revaluation of current investment	-	-	-	-	1,600	-	-	-	-	-	1,600
Advance receipt for share subscription increase during the period	-	-	-	-	-	1,442	-	-	-	-	1,442
Net loss for the period	-	-	-	-	-	-	-	(1,718,773)	-	-	(1,718,773)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(22,667)	-	(22,667)
Minority interests decrease during the period	-	-	-	-	-	-	-	-	-	(215,346)	(215,346)
As at 31 March 2007	3,196,313	757	10,141,471	3,972,554	(3,176)	1,442	500,000	22,644,644	(164,807)	8,035,696	48,324,894

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited) (continued)
For the three-month periods ended 31 March 2007 and 2006

	Company (Baht'000)									
	Issued and paid-up share capital (Note 11)	Warrants (Note 11)	Premium on share capital (Note 11)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Total
As at 31 December 2005										
As previously reported	2,999,315	484,579	6,100,288	3,981,304	(29,521)	9,114	500,000	29,188,839	(65,856)	43,168,062
Prior period adjustment (Note 2)	-	-	-	(3,981,304)	-	-	-	(22,842,422)	65,856	(26,757,870)
As restated	2,999,315	484,579	6,100,288	-	(29,521)	-	500,000	6,346,417	-	16,410,192
Increase in share capital	23,966	-	441,559	-	-	-	-	-	-	465,525
Unrealised gain from revaluation of current investment	-	-	-	-	4,789	-	-	-	-	4,789
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(9,114)	-	-	-	(9,114)
Net profit for the period	-	-	-	-	-	-	-	5,342	-	5,342
As at 31 March 2006	3,023,281	484,579	6,541,847	-	(24,732)	(9,114)	500,000	6,351,759	-	16,876,734
As at 31 December 2006										
As previously reported	3,196,302	789	10,141,235	3,966,024	(4,776)	-	500,000	24,363,417	(142,140)	42,020,851
Prior period adjustment (Note 2)	-	-	-	(3,966,024)	-	-	-	(22,956,732)	142,140	(26,780,616)
As restated	3,196,302	789	10,141,235	-	(4,776)	-	500,000	1,406,685	-	15,240,235
Increase in share capital	11	(32)	236	-	-	-	-	-	-	215
Unrealised gain from revaluation of current investment	-	-	-	-	1,600	-	-	-	-	1,600
Advance receipt for share subscription increase during the period	-	-	-	-	-	1,442	-	-	-	1,442
Net loss for the period	-	-	-	-	-	-	-	(1,176,436)	-	(1,176,436)
As at 31 March 2007	3,196,313	757	10,141,471	-	(3,176)	-	500,000	230,249	-	14,067,056

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Cash Flows (unaudited)

For the three-month periods ended 31 March 2007 and 2006

		Consolidated		Company	
		31 March 2007 Unaudited	31 March 2006 Unaudited	31 March 2007 Unaudited	31 March 2006 Unaudited Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from/ (used in) operating activities	13	1,766,058	1,477,556	(89,934)	(53,779)
Cash flows from investing activities					
Investment in a subsidiary and joint ventures	7 b)	-	-	(350,000)	(380,900)
Purchases of property and equipment		(410,844)	(2,349,004)	(290)	(2,098)
Investments in other intangible assets		(8,698)	(10,227)	-	-
Investments in property and equipment under concession agreements		(7,351)	(10,618)	-	-
Decrease in current investments		819,046	-	19,046	-
(Increase) decrease in loans and advances to related parties		3,179	(27,470)	-	15,478
Disposal of a joint venture, net of cash disposed		-	97,124	-	400,000
Receipt from disposal of equipment		5,957	2,607	236	10
Net cash flows (used in)/ from investing activities		401,289	(2,297,588)	(331,008)	32,490
Cash flows from financing activities					
Receipts from short-term loans		85,699	340,450	-	198,450
Receipts from long-term loans		60,079	1,678,430	-	-
Receipts from share capital issued by subsidiaries		-	430	-	-
Receipts from increase in share capital		215	456,411	215	456,411
Receipts from advance receipt for share subscription		1,442	-	1,442	-
Repayments of short-term loans		(600,000)	(828,450)	(600,000)	(198,450)
Repayments of long-term loans		(2,532,704)	(805,980)	(313)	(167)
Net cash flows (used in)/from financing activities		(2,985,269)	841,291	(598,656)	456,244
Net increase (decrease) in cash and cash equivalents		(817,922)	21,259	(1,019,598)	434,955
Cash and cash equivalents, opening balance		5,571,782	2,628,319	1,192,883	327,428
Effects of exchange rate changes		1,875	697	-	-
Cash and cash equivalents, closing balance		4,755,735	2,650,275	173,285	762,383

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Cash Flows (unaudited) (continued)

For the three-month periods ended 31 March 2007 and 2006

Supplemental disclosures of cash flows information

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Interest and income tax paid				
Interest and income tax paid during the three-month periods ended 31 March are as follows:				
Interest paid	462.86	340.94	7.96	12.77
Income tax paid	77.47	98.40	-	-
Non-cash transactions				
Purchases of property and equipment and other intangible assets by liabilities	68.97	393.42	0.17	0.32
Property and equipment under finance leases	-	3.15	-	-
Purchases of property and equipment under concession agreements by liabilities	-	13.95	-	-
Purchases of programming rights and production costs by liabilities	4.05	5.23	-	-
Purchases of fixed assets through installments	-	143.18	-	-

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 40 are an integral part of these interim financial statements.

1 Basis of preparation

1.1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act., B.E. 2535.

Shin Corporation Public Company Limited ("the Company"), its subsidiaries, associates and joint ventures are called together "the Group".

Costs that incur unevenly during the financial year are anticipated as an expense or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2006 annual financial statements.

These interim consolidated and company financial statements have been approved by the Board of Directors on 14 May 2007.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006, except for the accounting policy for investment in subsidiaries, accounting for investment in associates and accounting for interests in joints ventures amendment 2006 which were effectived in 2007 as mentioned in note 2.

1.2 Financial status of SATTEL and ITV

Financial status and negotiations on the rescheduling of loan repayments terms of SATTEL

As of 31 March 2007, SATTEL has current liabilities in excess of current assets by Baht 3,440 million, of which Baht 3,812 million is the current portion of long-term loans. SATTEL has requested the lenders to reschedule the repayment terms of long-term loans as mentioned in Note 10. These negotiations are not yet finalised. However, SATTEL's management is of the opinion that SATTEL's proposed changes on the repayment terms of long-term loans will be approved by the lenders.

As of 31 March 2007, SATTEL has unutilised short-term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,473 million and a standby letter of credit issued by a commercial bank amounting to Baht 1,510 million as a security to the iPSTAR loans. The repayment of any amount drawn under the standby letter of credit will be made after the full repayment of the iPSTAR loans.

Financial status of ITV

As at 31 March 2007, ITV's current current liabilities exceed its current assets by an amount of Baht 1,868 million. In addition, a consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable to pay the unpaid concession fee totalling Baht 2,210 million. The PMO, the concessionaire, claimed that the payment includes the 15% interest per annum on the total unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million, must be made within 30 days after ITV received the notice on 1 February 2007. ITV has not yet paid for these unpaid concession fee including interest and penalty. On 7 March 2007, ITV received the letter of revocation the Concession Agreement and radio-television operation under UHF system from the PMO and ceased its operation since that date. ITV is in the process of proceeding follow the arbitration award regarding the dispute on interest and penalty arising from the alteration of television programming of Baht 97,760 million. This event indicates a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern. However, ITV has proposed adjustments relating to the recoverability and classification of its assets and liabilities based on their net realisable value and accrued repayment respectively.

1 Basis of preparation (continued)

1.2 Financial status of SATTEL and ITV (continued)

Financial status of ITV

As at 31 March 2007, ITV's current current liabilities exceed its current assets by an amount of Baht 1,868 million. In addition, a consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable to pay the unpaid concession fee totalling Baht 2,210 million. The PMO, the concessionaire, claimed that the payment includes the 15% interest per annum on the total unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million, must be made within 30 days after ITV received the notice on 1 February 2007. ITV has not yet paid for these unpaid concession fee including interest and penalty. On 7 March 2007, ITV received the letter of revocation the Concession Agreement and radio-television operation under UHF system from the PMO and ceased its operation since that date. ITV is in the process of preparing the clarification on the development plan to resolve the cause of delisting and the plan in undertaking of new business and the rehabilitation to the Stock Exchange of Thailand. In addition ITV has intended to pursue the arbitration process on the dispute of interest and penalty arising from the alteration of television programming of Baht 97,760 million. This event indicates a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern. However, the Comapny had recognised adjustments relating to the recoverability of ITV's assets and the estimated settlement amounts of ITV's liabilities in these consolidated interim financial statements (as discussed in note to financial statements No. 8).

1.3 Amendment to accounting standards effective in 2007 and 2008

On 2 May 2007, the Federation of Accounting Professions (FAP) announced the amendment to Thai Accounting Standards (TAS) as followings:

TAS 25 "Cash flow statement"
TAS 33 "Borrowing costs"
TAS 44 "Consolidated financial statements and separate financial statements"
TAS 45 "Investments in associates"
TAS 46 "Interests in joint ventures"
TAS 49 "Construction contracts"

The effective date for the revised TAS 44 "Consolidated financial statements and separate financial statements", TAS 45 "Investments in associates" and TAS 46 "Interests in joint ventures" is for the accounting periods beginning on or after 1 January 2007 as mentioned in Note 2.

TAS 25 "Cash flow statement", TAS 33 "Borrowing costs" and TAS 49 "Construction contracts" will be effective for the accounting periods beginning on or after 1 January 2008. However, the Group's management assessed and determined that the revised standards shall not impact significantly to the financial statements being presented.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Changes in accounting policies

Accounting policies relating to investment in subsidiaries, associates and joint ventures for the company financial statements

According to the notification of Federation of Accounting Professions No.26/2549 dated on 11 October 2006 and No.32/2549 dated on 3 November 2006 relating to amendment of TAS no. 44 "Consolidated Financial Statements and Accounting for Investment in Subsidiaries" and TAS no. 45 "Accounting for Investments in Associates" which require the change from equity method of accounting to cost method of accounting for investments in subsidiaries and associates presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared. The notification is mandatory from 1 January 2007. The Company has applied such method for investments in subsidiaries and associates and has also applied the same method of accounting for interests in joint ventures presented in the company financial statements. The change in the accounting policy has an impact to the separate financial statements only and does not have an impact to the consolidated financial statements.

3 Segment information

Financial information by business segments:

	For the three-month period ended 31 March 2007 (Baht Million)							
	Local Wireless telecommunications	Satellite & international business	Media	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
Revenues	-	1,617.66	291.03	467.87	258.71	453.56	(24.54)	3,064.29
Cost of sales and services	-	(1,376.64)	(451.07)	(56.52)	(225.85)	(407.66)	19.23	(2,498.51)
Selling and administrative expenses	-	(338.06)	(300.13)	(873.42)	(21.97)	(115.94)	(1.45)	(1,650.97)
Net profit (loss) from operating activities	-	(97.04)	(460.17)	(462.07)	10.89	(70.04)	(6.76)	(1,085.19)
Share of net results from investments - equity method	1,555.56	28.24	-	-	-	-	-	1,583.80
Other revenues (expenses)	-	469.43	16.35	(8.91)	3.35	10.69	(0.14)	490.77
Impairment loss on goodwill	-	-	-	(446.97)	-	-	-	(446.97)
Impairment loss on concession assets and related assets	-	-	(1,972.77)	-	-	-	-	(1,972.77)
Profit (loss) before interest and tax	1,555.56	400.63	(2,416.59)	(917.95)	14.24	(59.35)	(6.90)	(1,430.36)
Interest expense	-	(242.28)	(4.89)	(119.70)	-	(2.10)	-	(368.97)
Income tax	-	(17.71)	-	(68.45)	-	(14.73)	-	(100.89)
Net results from subsidiaries to minority interests	-	(79.43)	260.88	-	-	-	-	181.45
Net profit (loss)	1,555.56	61.21	(2,160.60)	(1,106.10)	14.24	(76.18)	(6.90)	(1,718.77)

	For the three-month period ended 31 March 2006 (Baht Million)							
	Local Wireless telecommunications	Satellite & international business	Media	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
Revenues	-	1,755.00	488.51	450.68	295.09	575.77	(85.97)	3,479.08
Cost of sales and services	-	(1,563.57)	(277.07)	(5.71)	(254.41)	(484.09)	43.69	(2,541.16)
Selling and administrative expenses	-	(280.62)	(109.55)	(586.64)	(23.64)	(102.41)	17.85	(1,085.01)
Net profit (loss) from operating activities	-	(89.19)	101.89	(141.67)	17.04	(10.73)	(24.43)	(147.09)
Share of net results from investments - equity method	2,265.16	27.97	-	-	-	-	-	2,293.13
Gain on sale of invesment in a joint venture	-	-	-	-	-	134.33	-	134.33
Other revenues (expenses)	-	190.17	7.06	1.95	(10.39)	10.21	(0.09)	198.91
Profit (loss) before interest and tax	2,265.16	128.95	108.95	(139.72)	6.65	133.81	(24.52)	2,479.28
Interest expense	-	(220.85)	(5.69)	(79.82)	(0.02)	(12.81)	0.01	(319.18)
Income tax	-	38.01	-	46.88	-	(3.66)	-	81.23
Net results from subsidiaries to minority interests	-	32.96	(48.60)	-	-	(0.08)	-	(15.72)
Net profit (loss)	2,265.16	(20.93)	54.66	(172.66)	6.63	117.26	(24.51)	2,225.61

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

3 Segment information (continued)

The Group has separated segment of the telephone network in foreign entities from local entities.

For the sattelite and international business segment can be shown financial information by sub-business segments as follow;

	For the three-month period ended 31 March 2007 (Baht Million)					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Group
Revenues	1,091.08	24.51	644.95	-	(142.88)	1,617.66
Share of net results from associate	-	28.24	-	-	-	28.24
Total revenues	1,091.08	52.75	644.95	-	(142.88)	1,645.90
Segment results	(304.37)	39.08	183.76	(1.82)	14.55	(68.80)
Operating loss include share of net results						(68.80)

	For the three-month period ended 31 March 2006 (Baht Million)					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Group
Revenues	1,178.10	20.17	581.77	-	(25.04)	1,755.00
Share of net results from associate	-	27.97	-	-	-	27.97
Total revenues	1,178.10	48.14	581.77	-	(25.04)	1,782.97
Segment results	(312.17)	27.09	217.73	(0.22)	6.35	(61.22)
Operating loss include share of net results						(61.22)

4 Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net profit (loss) for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month period ended 31 March 2007.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates are not impacted to the calculation of diluted earnings (loss) per share.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

3 Segment information (continued)

The Group has separated segment of the telephone network in foreign entities from local entities.

For the sattelite and international business segment can be shown financial information by sub-business segments as follow;

	For the three-month period ended 31 March 2007 (Baht Million)					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Group
Revenues	1,091.08	24.51	644.95	-	(142.88)	1,617.66
Share of net results from investments - equity method	-	28.24	-	-	-	28.24
Total revenues	1,091.08	52.75	644.95	-	(142.88)	1,645.90
Segment results	(304.37)	39.08	183.76	(1.82)	14.55	(68.80)
Operating loss included share of net results from investments						(68.80)

	For the three-month period ended 31 March 2006 (Baht Million)					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Group
Revenues	1,178.10	20.17	581.77	-	(25.04)	1,755.00
Share of net results from investments - equity method	-	27.97	-	-	-	27.97
Total revenues	1,178.10	48.14	581.77	-	(25.04)	1,782.97
Segment results	(312.17)	27.09	217.73	(0.22)	6.35	(61.22)
Operating loss included share of net results from investments						(61.22)

4 Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net profit (loss) for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month period ended 31 March 2007.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates are not impacted to the calculation of diluted earnings (loss) per share.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

4 Earnings (loss) per share (continued)

The basic earnings (loss) per share and the diluted earnings (loss) per share are as follows:

	For the three-month periods ended 31 March (Consolidated)					
	Net profit (loss) (Baht'000)		Weighted average number of shares ('000 Shares)		Earnings (loss) per share (Baht)	
	2007	2006	2007	2006	2007	2006
Basic earnings (loss) per share	(1,718,773)	2,225,609	3,196,305	3,015,212	(0.54)	0.74
The effect of dilutive potential shares	-	-	-	95,335	-	(0.02)
Diluted earnings (loss) per share	(1,718,773)	2,225,609	3,196,305	3,110,547	(0.54)	0.72

	For the three-month periods ended 31 March (Company)					
	Net profit (loss) (Baht'000)		Weighted average number of shares ('000 Shares)		Earnings (loss) per share (Baht)	
	2007	2006 Restated	2007	2006	2007	2006 Restated
Basic earnings (loss) per share	(1,176,436)	5,342	3,196,305	3,015,212	(0.37)	0.00
The effect of dilutive potential shares	-	-	-	95,335	-	-
Diluted earnings (loss) per share	(1,176,436)	5,342	3,196,305	3,110,547	(0.37)	0.00

5 Trade accounts and notes receivable, net

	Consolidated		Company	
	31 March 2007 Baht Million	31 December 2006 Baht Million	31 March 2007 Baht Million	31 December 2006 Baht Million
Trade accounts and notes receivable				
- Third parties	1,614.49	2,048.70	-	-
- Related parties (Note 15c)	320.40	528.02	12.31	12.31
Accrued income				
- Third parties	212.33	176.26	-	-
- Related parties (Note 15c)	20.35	7.56	-	-
Total trade accounts and notes receivable	2,167.57	2,760.54	12.31	12.31
Less Allowance for doubtful accounts	(512.38)	(517.73)	-	-
Total trade accounts and notes receivable, net	1,655.19	2,242.81	12.31	12.31

5 Trade accounts and notes receivable, net (continued)

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	31 March 2007 Baht Million	31 December 2006 Baht Million	31 March 2007 Baht Million	31 December 2006 Baht Million
Current - 3 months	660.59	1,192.24	-	-
Overdue 3 - 6 months	292.66	86.26	-	-
Overdue 6 - 12 months	60.47	88.38	-	-
Overdue over 12 months	600.77	681.82	-	-
Total	1,614.49	2,048.70	-	-
Less Allowance for doubtful accounts - third parties	(512.38)	(517.73)	-	-
Total trade accounts and notes receivable - third parties, net	1,102.11	1,530.97	-	-

6 Loans and accrued interest receivables, net

Outstanding loans and accrued interest receivables can be aged as follows:

	Consolidated	
	31 March 2007 Baht Million	31 December 2006 Baht Million
Up to 90 days	5,901.45	7,694.83
Over 90 days	787.73	948.58
Total loans and accrued interest receivables	6,689.18	8,643.41
Less Allowance for doubtful accounts	(896.26)	(1,110.62)
Loans and accrued interest receivables	5,792.92	7,532.79
Less Current portion of loans and accrued interest receivables	(4,562.83)	(5,744.57)
Loans and accrued interest receivables, net	1,230.09	1,788.22

7 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 March 2007 and 31 December 2006 comprise:

	Consolidated		Company	
	31 March 2007 Baht Million	31 December 2006 Baht Million	31 March 2007 Baht Million	31 December 2006 Restated Baht Million
Investments in subsidiaries	-	-	4,724.89	5,481.00
Investments in associates	35,271.21	33,681.46	8,807.46	8,807.46
Investments in joint ventures	-	-	202.92	202.92
Total investments in subsidiaries, associates and joint ventures	35,271.21	33,681.46	13,735.27	14,491.38

7 Investments in subsidiaries, associates and joint ventures (continued)

b) Movements in investments in subsidiaries, associates and joint ventures for the three-month period ended 31 March 2007 comprise:

	Consolidated Baht Million	Company Baht Million
Opening net book value - previously reported	33,681.46	41,271.99
Prior period adjustment (Note 2)	-	(26,780.61)
Opening net book value - restated	33,681.46	14,491.38
Increased investments in subsidiary (Note 7e)	-	350.00
Share of net results from investments	1,583.80	-
Impairment loss of investment in a subsidiary (Note 7e)	-	(1,106.11)
Unrealised loss on dilution from investment in a subsidiary	5.95	
Closing net book value	35,271.21	13,735.27

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its Group	Broadcasting of UHF system, lease of equipment for program production, producing TV programs, arranging related marketing events, produce contents and advertising media on mobile phones by accompanying computer technologies, televisions and mobile phones	Thailand	Baht
Capital OK Company Limited and its Group	Providing consumer finance	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink downlink services	Thailand	Baht
Joint ventures			
Asia Aviation Company Limited and its joint venture	Investment company in low-fare airline business	Thailand	Baht
ArcCyber Company Limited	Providing internet services	Thailand	Baht

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 31 March 2007 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of profit (loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,954.59	42.77	8,807.46	25,951.97	34,759.43	-
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,157.32)	511.78	-
Total investments in associates			10,476.56	24,794.65	35,271.21	-

	Consolidated - 31 December 2006 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of profit (loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,953.55	42.79	8,807.46	24,390.45	33,197.91	7,961.23
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,185.55)	483.55	232.59
Total investments in associates			10,476.56	23,204.90	33,681.46	8,193.98

	Company - 31 March 2007 (Baht Million)				
	Paid-up capital	Investment portion (%)	Cost	Allowance for impairment	Investment, net
Subsidiaries					
Shin Satellite Public Company Limited	5,455.35	41.32	3,612.98	-	3,612.98
ITV Public Company Limited	6,033.49	52.92	3,297.26	(3,297.26)	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	-	10.00
SC Matchbox Company Limited	9.00	99.96	71.97	-	71.97
Capital OK Company Limited	4,400.00	100.00	4,065.65	(3,035.71)	1,029.94
Total investments in subsidiaries, net			11,057.86	(6,332.97)	4,724.89
Associate					
Advanced Info Service Public Company Limited	2,954.59	42.77	8,807.46	-	8,807.46
Total investment in an associate			8,807.46	-	8,807.46
Joint ventures					
Asia Aviation Company Limited	410.00	49.00	200.90	-	200.90
ArcCyber Company Limited	279.80	47.50	2.02	-	2.02
Total investments in joint ventures			202.92	-	202.92

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2006 (Baht Million) - Restated				
	Paid-up capital	Investment portion (%)	Cost	Allowance for impairment	Investment, net
Subsidiaries					
Shin Satellite Public Company Limited	5,455.35	41.32	3,612.98	-	3,612.98
ITV Public Company Limited	6,033.49	52.92	3,297.26	(3,297.26)	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	-	10.00
SC Matchbox Company Limited	9.00	99.96	71.97	-	71.97
Capital OK Company Limited	4,050.00	100.00	3,715.65	(1,929.60)	1,786.05
Total investments in subsidiaries, net			10,707.86	(5,226.86)	5,481.00
Associate					
Advanced Info Service Public Company Limited	2,953.55	42.79	8,807.46	-	8,807.46
Total investment in an associate			8,807.46	-	8,807.46
Joint ventures					
Asia Aviation Company Limite	410.00	49.00	200.90	-	200.90
ArcCyber Company Limited	279.80	47.50	2.02	-	2.02
Total investments in joint ventures			202.92	-	202.92

e) Significant movements in investments during the three-month period ended 31 March 2007 were as follows:

Increased in share capital of associate

The associate increased its issued and paid share capital in order to support the exercised warrants, which issued to directors and employees (ESOP). As a result, the company's investment in this associte was diluted as detail below;

Company	Units of exercise (Million)	Share capital increased (Baht Million)		Change in premium on share capital (Baht Million)		Decrease in % of interest of the Company	
		from	to	from	to	from	to
ADVANC	0.97	2,953.55	2,954.59	20,978.56	21,022.68	42.79	42.77

Increased in share capital of Capital OK Company Limited ("OK")

In March 2007, OK, a subsidiary of the Company, increased its issued and paid-up capital from Baht 4,050 million to Baht 4,400 million. The Company paid for its portion in the amount of Baht 350 million.

Consideration of impairment loss on investments

As the Company adopted accounting policy for investments in subsidiaries, associates and joint ventures in the company financial statements beginning on 1 January 2007 (Note 2), the Company had restated the prior period's comparative financial statements, as the investments in the subsidiaries, associates and joint ventures had always been recognised in a cost method. Therefore, the comparative financial statement figures of the year 2006 are prepared on the assumption that the new accounting policy has been applied [illegible]on of this standard, the Company has determined impairment of investment in subsidiaries as follow;

7 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 31 March 2007 were as follows: (continued)

Investment in Capital OK Company Limited ("OK")

OK had continuous operating loss from economic downturn which indicated the impairment of investment in OK. In the first quarter of 2007, the Company recognised impairment loss on investment in OK approximately Baht 1,106 million (the first quarter of 2006: Baht 172 million) in the company's income statement estimated from net assets value of OK. The impairment loss on goodwill was recorded in the consolidated income statement for the first quarter of 2007 at approximately Baht 447 million (Note 7).

Investment in AD Venture Company Limited ("ADV")

ADV had continuous operating loss and its net realisable value estimated from selling price to a related company in 2006 is less than book value of investment under cost method which indicated the impairment of investment in ADV. The Company recognised impairment loss on investment in ADV approximately Baht 468 million and restated retained earnings brought forward as if it has been incurred since 2005 in the Company's income statement.

Investment in ITV Public Company Limited ("ITV")

In the fourth quarter of 2006, the Supreme Administrative Court ruled to uphold the Arbitration award ruled by the arbitration panel that affected the PMO claimed ITV to pay the unpaid concession fee totalling Baht 2,210 million plus penalty and interest of the overdue concession fee. On 7 March 2007, ITV received the letter of revocation the Concession Agreement and radio-television operation under UHF system from the PMO and ceased its operation since that date (as mentioned note in 17 b). These events are indicators for the impairment of investment in ITV. The Company has recognised impairment loss of the investment in ITV in full amount of its carrying cost at approximately Baht 3,297 million as if it has been incurred since the fourth quarter of 2006 in the company's financial statements, estimated from net realisable value of ITV.

8 Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Other intangible assets
Transactions during the three-month period ended 31 March 2007				
Opening net book value	7,425.35	22,342.37	550.11	1,765.10
Additions	271.93	7.34	-	15.28
Disposals, net	(9.01)	-	-	-
Transfers, net	(85.15)	79.72	-	0.92
Write-offs, net	(19.09)	-	-	(2.19)
Depreciation/amortisation charge	(247.87)	(462.60)	(6.95)	(45.72)
Impairment loss	(10.74)	(1,900.99)	(446.97)	-
Foreign currency translation adjustment	(107.70)	-	-	(7.03)
Closing net book value	7,217.72	20,065.84	96.19	1,726.36
As at 31 March 2007				
Cost	11,076.72	30,396.93	2,253.16	2,543.02
Less Accumulated depreciation/amortisation	(3,826.73)	(8,430.10)	(604.57)	(816.66)
Less Allowance for impairment	(32.27)	(1,900.99)	(1,552.40)	-
Net book value	7,217.72	20,065.84	96.19	1,726.36

8 Capital expenditure and commitments (continued)

	Company (Baht Million)	
	Property and equipment	Other intangible assets
Transactions during the three-month period ended 31 March 2007		
Opening net book value	39.66	15.67
Additions	0.47	-
Disposals, net	(0.30)	-
Transfers, net	(0.45)	0.45
Write-offs, net	(0.14)	-
Depreciation/amortisation charge	(3.28)	(1.83)
Closing net book value	35.96	14.29
As at 31 March 2007		
Cost	113.82	79.32
Less Accumulated depreciation/amortisation	(77.86)	(65.03)
Net book value	35.96	14.29

As at 31 March 2007, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,670 million (As at 31 December 2006: Baht 2,728 million). According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

Commitments

The Group's capital expenditure contracts as at 31 March 2007 and 31 December 2006 but not recognised in the consolidated financial statements (Company: nil) are as follows:

		Consolidated	
	Currency	31 March 2007 Million	31 December 2006 Million
Related to iPSTAR project	USD	0.03	0.10
	Norwegian Kroner	1.90	1.90
	NZD	-	0.99
Related to GSM 1800 Network	USD	11.66	16.37

The impairment of assets of ITV

On 7 March 2007, ITV received the letter to revoke the Concession Agreement and the UHF television operation. Thus, the concession agreement was terminated. As a result, it was an indicator to impair the property and equipment, property and equipment under concession agreement and programming right of ITV in the amount of Baht 11 million, Baht 1,901 million and Baht 61 million, respectively, have been recognised in the consolidated financial statements, determining from net relaisable value of these assets. Total impairment loss of ITV's assets was Baht 1,973 million.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Deferred income tax

Deferred income tax is calculated in full on temporary differences under the liability method using a principle tax rate of 20% - 30% (2006: 20% - 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Group has tax loss carried forward to offset future tax income amounting to Baht 8,217 million (31 December 2006: Baht 5,714 million) which is recognised as a deferred tax assets up to the amount it expects to be utilised of Bath 452 million (31 December 2006: 430).

The movement in deferred tax assets and liabilities during the three-month period ended 31 March 2007, without taking into consideration the offset of balance within the same tax jurisdiction, is as follows:

	Consolidated (Baht Million) For the year ended 31 March 2007					
Deferred tax assets	**Allowance for doubtful accounts**	**Loss carry forward**	**Depreciation/ amortisation**	**Loss on impairment assets**	**Others**	**Total**
Balance brought forward	377.28	430.22	18.07	4.30	94.77	924.64
Impact to statement of income	(73.93)	21.32	(11.53)	-	49.91	(14.23)
Impact to shareholders' equity	(0.06)	-	-	(0.04)	(0.70)	(0.80)
Balance carried forward	303.29	451.54	6.54	4.26	143.98	909.61

	Consolidated (Baht Million) For the year ended 31 March 2007				
Deferred tax liabilities	**Deferred expenses**	**Amortisation on assets under concession agreement**	**Investment**	**Others**	**Total**
Balance brought forward	21.15	109.22	14.15	10.21	154.73
Impact to statement of income	(5.99)	(4.53)	-	(0.70)	(11.22)
Impact to shareholders' equity	-	(3.32)	-	-	(3.32)
Balance carried forward	15.16	101.37	14.15	9.51	140.19

Deferred income tax assets and liabilities are offset when there is a legally unforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same tax authority. The offset amounts are as follows:

	Consolidated	
	31 March 2007 Baht Million	**31 December 2006 Baht Million**
Deferred tax assets	891.25	896.86
Deferred tax liabilities	(121.83)	(126.95)

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Borrowings

	Consolidated		Company	
	31 March 2007 Baht Million	31 December 2006 Baht Million	31 March 2007 Baht Million	31 December 2006 Baht Million
Current	11,883.02	12,457.02	0.21	600.53
Non-current	11,483.08	14,108.66	-	-
Total borrowings	23,366.10	26,565.68	0.21	600.53

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the three-month period ended 31 March 2007		
Opening balance	26,565.68	600.53
Additions	145.77	-
Repayments	(3,132.70)	(600.32)
Transfer financial lease liabilities	(1.35)	-
Unrealised gain from exchange rate	(211.30)	-
Closing balance	23,366.10	0.21

Borrowing facilities

As of 31 March 2007, a subsidiary has unutilised loan facilities made available by various domestic and international financial institutions in an aggregate amount of Baht 1,588 million and USD 3.5 million. (as of 31 December 2006: Baht 1,530 million and USD 3.5 million)

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, a subsidiary entered into a USD 389.3 million credit agreement, which comprises three agreements as follows:

a) Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

b) Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

c) Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. A subsidiary is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the subsidiary must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

11 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows:

	For the three-month period ended 31 March 2007				
	Authorised	Issued and fully paid-up shares			
	number of shares Million shares	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Opening balance	5,000.00	3,196.30	3,196.30	10,141.24	13,337.54
Issue of shares	-	0.01	0.01	0.23	0.24
Closing balance	5,000.00	3,196.31	3,196.31	10,141.47	13,337.78

During the three-month period ended 31 March 2007, the Company registered issued and paid-up share capital in respect of 0.01 million units of warrants issued to directors and employees (ESOP) for 0.01 million ordinary shares. Consequently, the issued and paid-up share capital increased from Baht 3,196.30 million to Baht 3,196.31 million and share premium increased from Baht 10,141.24 million to Baht 10,141.47 million.

Warrants

Movements in the number of outstanding warrants are as follows:

	For the three-month period ended 31 March 2007 ('000 units)				
	Opening balance	Exercised during the period	Granted during the period	Expired during the period	Closing balance
ESOP - Grant I					
- Directors	506.90	-	-	(506.90)	-
- Employees	42.80	-	-	(42.80)	-
Total	549.70	-	-	(549.70)	-
ESOP - Grant II					
- Directors	3,683.70	-	-	-	3,683.70
- Employees	407.50	(105.50)	-	-	302.00
Total	4,091.20	(105.50)	-	-	3,985.70
ESOP - Grant III					
- Directors	6,420.30	-	-	-	6,420.30
- Employees	2,718.40	-	-	-	2,718.40
Total	9,138.70	-	-	-	9,138.70
ESOP - Grant IV					
- Directors	9,356.10	-	-	-	9,356.10
- Employees	6,643.90	-	-	-	6,643.90
Total	16,000.00	-	-	-	16,000.00
ESOP - Grant V					
- Directors	6,159.20	-	-	-	6,159.20
- Employees	7,931.30	-	-	-	7,931.30
Total	14,090.50	-	-	-	14,090.50
SHIN - W1	259.34	(10.50)	-	-	248.84
Total	44,129.44	(116.00)	-	(549.70)	43,463.74

SHIN CORPORATION

11 Share capital, premium and warrants (continued)

Warrants (continued)

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered four grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are detailed belows:

	Issued date	Issued units (Million)	Percentage *	Exercise price (Baht/unit)	Exercise period Start	Exercise period End
ESOP - Grant I	27 March 2002	29.00	0.99	16.645	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	18.08	0.61	12.269	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	32.681	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	35.353	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered form and are transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants are presented net of transaction costs.

12 Other income

Other income for the three-month periods ended 31 March comprises:

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Interest income	43.99	17.39	8.37	6.04
Gain on exchange rate	434.60	172.72	-	-
Others	12.18	8.80	0.01	0.19
Total other income	490.77	198.91	8.38	6.23

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

13 Net cash flows from operating activities

Reconciliation of net profit (loss) to cash flows from operating activities for the three-month periods ended 31 March is as follows:

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from operating activities					
Net profit (loss) for the period		(1,718,773)	2,225,609	(1,176,435)	5,342
Adjustments for:					
Depreciation charges	8	247,861	231,779	3,275	4,092
Amortisation charges	8	515,276	628,440	1,825	3,029
Impairment loss on goodwill in a subsidiary	7	446,971	-	1,106,102	172,662
Impairment loss on concession and related assets	8	1,972,774	-	-	-
Share of net results of investments in associates	7	(1,583,801)	(2,293,129)	-	-
Gain on sale of investment in a joint venture		-	(134,328)	-	(198,773)
Unrealised gain on exchange rates		(477,205)	(169,825)	-	-
Realised gain on exchange rates		-	(29,346)	-	-
Allowance for doubtful accounts		647,242	114,217	-	-
Deferred tax		3,001	(133,739)	-	-
Share of net results of subsidiaries to minority interests		(181,454)	15,724	-	-
Others		9,155	151,068	1,267	(2,540)
Changes in operating assets and liabilities					
- trade accounts and notes receivable		592,973	(100,146)	-	(8,240)
- loans and accrued interest receivable		1,087,270	(41,575)	-	-
- inventories		(75,235)	147,092	-	-
- other current assets		198,075	324,815	15,114	7,511
- other assets		(56,075)	(104,248)	(4,963)	(5,283)
- trade accounts and notes payable		(58,710)	288,996	(3,015)	(10,085)
- accrued concession		264,325	161,084	-	-
- other current liabilities		(158,923)	207,753	(33,103)	(21,493)
- other liabilities		91,311	(12,685)	-	-
Net cash flows from/(used in) operating activities		1,766,058	1,477,556	(89,934)	(53,779)

14 Income tax

	Consolidated		Company	
	31 March 2007	31 March 2006	31 March 2007	31 March 2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	110,636	47,647	-	-
Deferred tax	(9,748)	(128,902)	-	-
	100,888	(81,255)	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITE

14 Income tax (contineud)

Reconciliation of income tax expense and the results of the accounting profit (loss) multiplied by the income tax rate is as follows:

	Consolidated		Company	
	31 March 2007	31 March 2006	31 March 2007	31 March 2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Profit (loss) before tax	(1,799,339)	2,160,108	(1,176,436)	5,342
Tax rate	30%	30%	30%	30%
The result of the accounting profit (loss) multiplied by the income tax rate	(539,802)	648,032	(352,931)	1,336
Share of net results from investments - equity method	(475,140)	(687,939)	-	-
Effect of gain on related parties transactions	19,735	-	-	-
Effect of different tax rate	(17,723)	(27,337)	-	-
Effect of the different basis of income tax calculation in other countries	(607)	13,678	-	-
Tax losses not recognised as deferred tax assets	385,162	15,315	21,101	-
Utilisation of previously unrecognised tax losses	(2,137)	(28,389)	-	(1,336)
Effect of the non-deductible tax expense and income and expense recognised in the different period between accounting and tax	731,400	(14,615)	331,830	-
Tax charge	100,888	(81,255)	-	-

As a listed company, certain companies in the Group have been granted for a discounted tax rate of 25% of the taxable income not exceeding Baht 300 million for 5 fiscal years from 2002 to 2006. The taxable income that exceeding Baht 300 million is subject to 30% tax rate.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

15 Related party transactions

On 23 January 2006, the Shinawatra family, the principle shareholders of the Company, sold all their shares to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions with entitles within the Cedar, Aspen, and Temasek group are recognised as related party transactions of the Company.

During this period, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged based on hourly rates plus a reimbursement of actual expenses.

15 Related party transactions (continued)

The Group had transactions with related parties for the three-month periods ended 31 March as follows:

a) Sales of goods and services

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	-	20.76
Associates				
Consulting and management services	-	48.78	-	48.89
Computer services income	28.03	22.37	-	-
Advertising income (Gross 2007: Baht 363.47 million 2006: Baht 343.14 million)	116.21	101.98	-	-
Rental income and others	20.24	20.08	-	-
	164.48	193.21	-	48.89
Joint ventures				
Consulting and management services	-	0.40	-	0.95
Computer services income	-	0.27	-	-
Advertising income	-	1.46	-	-
Rental income and others	0.14	0.72	-	0.03
Sold investment in a joint venture	-	-	-	400.00
	0.14	2.85	-	400.98
Related parties				
Computer services income and others	-	0.69	-	0.04

b) Purchase of goods and services

	Consolidated		Company	
	2007 Baht Million	2007 Baht Million	2007 Baht Million	2006 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	-	0.72
Advertising expenses and others	-	-	0.94	0.01
	-	-	0.94	0.73
Associates				
Rental and other expenses	14.26	18.73	0.27	0.46
Joint ventures				
Advertising and other expenses	-	0.12	-	-
Related parties				
Rental and other expenses	32.74	21.63	-	1.91
Payment for construction in progress	4.10	4.10	-	-
	36.84	25.73	-	1.91

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMIT

15 Related party transactions (continued)

c) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	31 March 2007 Baht Million	31 December 2006 Baht Million	31 March 2007 Baht Million	31 December 2006 Baht Million
Trade accounts and notes receivable - related parties				
Subsidiaries	-	-	12.31	12.31
Associates	318.10	527.29	-	-
Joint ventures	2.30	0.73	-	-
Total trade accounts and notes receivable - related parties	320.40	528.02	12.31	12.31
Accrued income - related parties				
Associates	19.65	6.55	-	-
Joint ventures	0.70	1.01	-	-
Total accrued income - related parties	20.35	7.56	-	-
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	0.12	3.15
Associates	34.72	32.15	0.12	0.08
Joint ventures	0.90	1.12	-	-
Total trade accounts and notes payable - related parties	35.62	33.27	0.24	3.23

d) Amounts due from and advances to related parties

	Consolidated		Company	
	31 March 2007 Baht Million	31 December 2006 Baht Million	31 March 2007 Baht Million	31 December 2006 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.60	0.60
Associates	6.91	10.04	-	-
Joint ventures	0.06	0.10	-	-
Total amounts due from and advances to related parties	6.97	10.14	0.60	0.60

e) Amounts due to and loans from related parties

	Consolidated		Company	
	31 March 2007 Baht Million	31 December 2006 Baht Million	31 March 2007 Baht Million	31 December 2006 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	2.97	2.75
Associates	11.70	19.28	-	-
Joint ventures	1.14	1.08	-	-
Related parties	23.39	32.29	-	-
Total amounts due to and loans from related parties	36.23	52.65	2.97	2.75

15 Related party transactions (continued)

f) Warrants granted to directors (Note 11)

g) Special reward program

Certain subsidiaries and associates have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries and associates between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each individual's allocation. The movements in the Special Reward Program are as follows:

	As at 31 March 2007 (Million units)			
	Issued year	**Granted**	**Exercised**	**Balance**
Grant I	2002	3.3	(3.3)	-
Grant II	2003	0.5	(0.5)	-
Grant III	2004	0.6	(0.4)	0.2
Total		4.4	(4.2)	0.2

Starting from Grant IV, Special Reward Program has changed to the right to receive ESOP of the Company instead, as disclosed in Note 11.

h) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 31 March 2007, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary of Baht 806.60 million (As at 31 December 2006: Baht 806.60 million).

2. As at 31 March 2007, a joint venture had a contigent liability for a long-term loan guarantee for its subsidiary in the amount of USD 0.80 million (As at 31 December 2006: USD 0.80 million).

16 Bank guarantees

As at 31 March 2007, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 621.42 million, USD 49.17 million and AUD 0.02 million (As at 31 December 2006: Baht 689.72 million, USD 50.03 million and AUD 0.02 million) on a consolidated basis.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

17 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station

a) The Supreme Administrative Court's judgment regarding the dispute between ITV and the PMO

On 30 January 2004, The arbitration award ruled by the arbitration panel on the dispute between ITV and the Permanent Secretary of the Office of the Prime Minister ("PMO") in accordance with the Concession Agreement and Radio-Television Operation under UHF System ("the Concession Agreement") can be summarised as follows:

1. The PMO shall pay compensation to ITV in the amount of Baht 20 million;

2. The concession fee to be paid shall be reduced and adjusted by reducing the concession fee to 6.5% (from the original rate of 44%) of gross revenue or the minimum guarantee of Baht 230 million (reduced and adjusted from the original agreement of the 8th year of Baht 800 million; the 9th year of Baht 900 million and the 10th - 30th year of Baht 1,000 million each year), whichever is higher, as from 3 July 2002;

3. The PMO shall return parts of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003 to the Company. The amount to be returned to ITV is Baht 570 million

4. ITV may broadcast its television programs during prime time (7.00 p.m. - 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

The PMO entered into the appeal process with the Aaministrative Court of the First Instance in April 2004 in order to revoke the award made by the arbitration panel. On 9 May 2006, the Administrative Court of the First Instance handed down its ruling regarding the revocation of the arbitration award. On 7 June 2006, ITV filed an appeal against the verdict of the Administrative Court of the First Instance with the Supreme Administrative Court, and the Supreme Administrative Court received the execution of the judgment. On 13 December 2006, the Supreme Administrative Court ruled to uphold the judgment of the Central Administrative Court that effected on revocation of the arbitration award dated 30 January 2004. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Concession Agreement on the following:

1. ITV changed its television programs to be in line with the Clause 11 of the Concession Agreement which covers the combination of news, documentaries and social benefit programs which shall not be less than 70% of total air-time, and, all programs broadcasted during prime time (7.00 p.m. - 9.30 p.m.), have to be these kinds of programs.

2. ITV followed Clause 5 (The concession fee to be rate of 44% and the minimum guarantee of Baht 1,000 million) of the Concession Agreement in respect of payment of concession fee to PMO.

Since 14 December 2006, ITV has changed its television programs to be in line with the Clause 11 of the Concession Agreement. ITV recorded the unpaid concession fee for the period 3 July 2004 to 3 July 2006 of Baht 2,210 million in the fourth quarter of 2006.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

17 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station (continued)

b) Contingencies in respect of the dispute with the PMO of ITV

The PMO issued a letter dated 14 December 2006 claiming that ITV should:

1. Immediately alter the television programming in order to comply with the of Clause 11 of the Concession Agreement.

2. Pay the unpaid concession fee totaling Baht 2,210 million, for the 9th concession year (the Seventh Payment) in the amount of Baht 670 million, the 10th concession year (the Eighth Payment) in the amount of Baht 770 million and the 11th concession year (the Ninth Payment) in the amount of Baht 770 million plus 15% interest per annum on the unpaid concession fee, calculated on a daily basis from the date the payment become overdue.

3. Pay the penalty fee in accordance with Clause 11, second paragraph, of the Concession Agreement from 1 April 2004 to 13 December 2006 at the rate of 10% of the annual concession fee, calculated on a daily basis from the date the payment become overdue. According to ITV had not scheduled programs following Clause 11, first paragraph, the penalty fee for breach determined by the PMO is in the amount of Baht 97,760 million (ITV changed its programming schedule following the Supreme Administrative Court's judgment on 14 December 2006).

The PMO demanded that all payments must be paid within 45 days after receiving such notice (received on 15 December 2006). In the event that ITV fails to repay such debt within the period of time, the PMO will have to act in accordance with the terms of the Concession Agreement and any relevant law.

The legal consultant of ITV had opinions regarding that case of 15% interest per annum on the unpaid concession fee and the penalty fee of the changed programming as per the following:

1. The concession fee amounting to Baht 230 million was paid to the PMO in accordance with the arbitration award. Since the arbitration award was bound to both parties under Clause 15 of the Concession Agreement, ITV had no liability on interest of the unpaid concession fee during the period that the arbitration award was granted until the Supreme Administrative Court's judgment was handed down.

2. ITV and ITV's legal consultant disagreed with the PMO on the issue of the penalty fee amounting to Baht 97,760 million with the 45 days payment period as follows:

   2.1 ITV has not breached the Concession Agreement because ITV has complied with Clause 15 of the Concession Agreement which states that " The arbitral award shall be bound to both parties.", the last paragraph in Clause 30 of the Arbitration rules of Judiciary Office and the second paragraph of Section 70 of Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E.2542. Consequently, the alteration of TV programming from 1 April 2004 to 13 December 2006 (the date that the Supreme Administrative Court's judgment was handed down) has duly complied with the Concession Agreement and law.

   2.2 As to the Concession Agreement regarding the penalty fee incurred on the alteration of television programming, the PMO has the right to terminate the Concession Agreement. However, in order to comply with the arbitration proceeding as stated in section 2.1, if it is apparent that ITV breaches the Concession Agreement, the PMO shall be entitled to terminate the Concession Agreement if the process of settlement of dispute becomes final.

   2.3 According to the Supreme Administrative Court gazette dated 13 December 2006, it stated that "Regarding the matter of the penalty, the parties have to resolve this themselves, and if the dispute cannot be resolved, the statement of claims is required to be filed in accordance with the procedure of the Concession Agreement."

17 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station (continued)

b) Contingencies in respect of the dispute with the PMO of ITV (continued)

2.4 The issue of interest and the penalty incurred from the alteration of television programming had not been final since it was not an issue raised for consideration by the Supreme Administrative Court. Therefore, if the parties had any controversy thereon and it cannot be resolved, the statement of claims shall then enter into arbitration proceeding in accordance with Clause 15 of the Concession Agreement stating that "If any dispute or controversy arises in connection with this Concession Agreement, both parties shall agree to submit the said dispute for arbitration, and the Arbitration Committee's award shall be final and binding."

ITV and ITV's legal consultant viewed that the calculation of the penalty of the PMO was not in compliance with the objective of the Concession Agreement. The penalty should be calculated at Baht 274,000 per day as a maximum amount, not Baht 100 million per day as stated by the PMO. However, If the penalty fees are charged, the penalty for the period from 1 April 2004 to 13 December 2006 should be Baht 268 million, not Baht 97,760 million as claimed by the PMO.

In case of interest of the unpaid concession fee claimed by the PMO, ITV is of the opinion that during the period that ITV complied with the arbitral award, the Company neither had a liability to settle the debt nor was at default to pay the concession fee since the concession fee of Baht 230 million was paid in accordance with the arbitral award. The arbitral award become binding on both parties under Clause 15 at the time it comes into force. Since ITV was not at default in the payment of the concession fee or make the delay payment, ITV has no liability on interest of the concession fee and the PMO has no right to claim for the unpaid concession fee during the period that the arbitral award was valid and the judgment of the Central Administrative Court was not enforceable during the period that the appeal was submitted to the Supreme Administrative Court.

Referring to the penalty for alteration of television programming and interest of overdue concession fee, ITV submitted the documents to the Arbitration Institute on 4 January 2007. On 27 January 2007, the PMO submitted a letter to the Arbitration Institute disputed that the issue regarding the penalty arising from the alteration of television programming was not related to the dispute or controversy in connection with the Concession agreement considered by the arbitrator. Conversly, it was the right to claim against ITV for the settlement of debt according to the judgment of the Central Administrative Court and the Supreme Administrative Court respectively. The actual amount of the penalty shall be determined by the Court; therefore, the PMO shall bring the case to the Court having its jurisdiction to consider and order or rule ITV to pay the unpaid concession fee plus 15% interest from the delayed payment date and the penalty arising from the alteration of television programming amounting to Baht 97,760 million after the due date (it shall be further defined in the second notice).

On 1 February 2007, ITV received the letter from the PMO dated on 31 January 2007 requesting ITV to repay the debt by making payment of the unpaid concession fee of 9th year to 11th year in the amount of Baht 2,210 million and the interest calculated on such unpaid concession fee at the rate of 15% per annum together with the fine arising out of the alteration of television programming in at the rate of 10% of the annual concession fee calculated on a daily basis totally of Baht 97,760 million. The PMO demanded that all payment must be paid within 30 days of ITV receiving such notice which will be on 2 March 2007. In the event that ITV fails to repay such debt within such period of time, the PMO will have to act in accordance with the terms of the Concession Agreement and any relevant law.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

17 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station (continued)

b) Contingencies in respect of the dispute with the PMO of ITV (continued)

On 20 February 2007, ITV issued the complaint to prescribe provisional remedial measure and the complaint in the case of compelling urgency filed to the Central Administative Court. The following matters are as follows;

1. ITV request the Central Administative Court rules that the right to terminate the Concession Agreement of the PMO will be ceased during the period that the penalty fee incurred from the change of television program and interest of the unpaid concession fee approximately Baht 100,000 million have not been paid until the arbitral award will be granted and the dispute becomes final.

2. ITV request the Central Administrative Court to specify the grace to make the payment of the unpaid concession fee amounting to Baht 2,210 million within 30 days after the dated of the receipt of the Court's order.

On 21 February 2007, the Central Administrative Court ordered the rejection of the complain to prescribe provisional remedial measure and the complaint in the case of compelling urgency.

On 27 February 2007, the cabinet passed a resolution for the PMO to revoke the Concession Agreement with ITV in case that ITV could not pay the unpaid concession fees and the overdue interest by 6 March 2007. The PMO had offered the Government Public Relations Department to continue the broadcasting operation of the television station under UHF system instead.

On 6 March 2007, the cabinet passed a resolution to cease broadcasts of ITV could broadcast at midnight of 7 March 2007. The letter dated 7 March 2007 from the PMO notified that ITV should pay the debt and transfer all operating assets within the specified time. The revocation subsequently caused ITV to cease its UHF system broadcasting.

On 7 March 2007, ITV received the letter of revocation of the Concession Agreement from the PMO. As a consequence of receiving the cancellation, the concession agreement had ended and the PMO informed ITV to repay debt and return all operation assets under concession agreement back to the PMO on the due date.

On 9 March 2007, the Arbitration Institute contacted the Office of the PMO and ITV to relieve the deadlock over the dispute; however, the two parties were unable to further negotiate. The PMO claimed that it would neither appoint its arbitrator nor enter into Arbitration proceedings.

As the result, the Arbitration Institute ordered ITV to appoint its arbitrator within 15 days and notify its arbitrator's name to the Arbitration Institute. If the PMO failed to appoint its arbitrator within 30 days (last date on 24 March 2007) from the notified date. ITV had appoint their arbitrator and notify to the Arbitration Institute on 22 March 2007 and on 24 March 2007, ITV had requested to the Court Jurisdiction to appoint an arbitrator on behalf of the PMO. Thus, the Court Jurisdiction set the date for ITV and the PMO to make a statement on 23 May 2007.

On 28 March 2007, ITV filed a statement of claims with the PMO to disputing revocation of the concession agreement and stated that the penalty fee and concession fee charged (fraction) approximate totaling Baht 100 billion had not complied with the concession agreement and law as ITV has not breached the agreement. ITV disagreed with the revocation and requested the PMO to accept responsibility for the damage that incurred. ITV will maintain full legal rights.

As from 7 March 2007, ITV has not operated its business, resulting in a shortage of cash. As a result, ITV is unable to pay all of its suppliers. Also, this may cause The Stock Exchange of Thailand (SET) to delist ITV. SET has already raised an SP sign (suspension) to stop trading of ITV's stock until ITV can clarify the procedures and provide a time-limit in order to resolve the delisting issue. ITV is currently awaiting the ruling of the arbitration panel on the dispute in accordance with the penalty fee for alteration of television programming and interest for overdue concession fees.

SHIN CORPORATION PUBLIC COMPANY LIMITED

17 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station (continued)

b) Contingencies in respect of the dispute with the PMO of ITV (continued)

Moreover, ITV is in the legal process to indemnify the damages incurred from illegal processes and termination of the concession agreement. In addition, ITV also studied the rehabilitation plan and asked for a time extension for provision of the clarification of the criteria and procedures to avoid being delisted to be completed within six months (ending on 9 October 2007). SET provided a two-year timeframe for ITV to solve the delisting issue.

On 30 March 2007, the PMO requested the Central Administrative Court to order ITV to pay unpaid concession fee of Baht 2,210 million, the 12th concession fee of Baht 677 million, interest of overdue concession fees of Baht 562 million, adjusting of television program fee of Baht 97,760 million, and the undelivered value of assets under concession Baht of 656 million, the final listed fee being a new issue that the PMO has previously not raised. The aggregated amount is Baht 1,020 billion.

18 Contingencies and commitments

a) Concession commitments

Certain subsidiaries and joint ventures have obtained concessions from government agencies, both in Thailand and other countries as set out in Note 1, for the operation of satellite services, radio-television broadcasting, internet services and mobile telephone networks. Under the terms of the concessions, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

Shin Satellite Public Company Limited ("SATTEL")

SATTEL was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to MICT.

Under the aforementioned agreement, SATTEL must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, SATTEL, according to the aforementioned agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

ITV Public Company Limited ("ITV")

Under ITV's concession agreement, ITV has to pay minimum fees to the PMO based on a percentage of service income, or at the rates specified in the agreement, whichever is higher.

On 7 March 2007, ITV received the letter of revocation of the Concession Agreement and the operation of TV broadcasting UHF from the PMO. Consequently, the concession agreement was ceased.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

18 Contingencies and commitments (continued)

a) Concession commitments (continued)

Cambodia Shinawatra Company Limited ("CAM")

CAM, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 8).

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in Advanced Info Service Public Company Limited ("ADVANC") which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of SATTEL, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges. According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 31 March 2007, LTC has remaining additional investment of approximately USD 210 million.

c) Contingencies

Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's management, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been raised in these financial statements.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

18 Contingencies and commitments (continued)

c) Contingencies (continued)

Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against SATTEL for the assessment years 1998/99 to 2004/05 (equivalent to the financial years from 1 April 1997 to 31 March 2004) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 31 March 2007, SATTEL deposited for the income tax and penalty for the assessment years 1998/99 to 2003/04 totally Rupees 293 million (approximately Baht 226 million). SATTEL did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. SATTEL's tax advisor in India was of the opinion that the outcome would be in favour of SATTEL. Therefore, SATTEL presented all amounts paid as other non-current assets in the balance sheet and did not recognise provision for liabilities in respect of the tax assessment that in excess of the amount paid. If the outcome is that SATTEL is not liable to these tax assessments, it will be eligible to refund all deposits together with interest.

The details of income tax assessments can be summarised as follows:

- Tax assessment for the assessment years 1998/99 to 2001/02

On 22 March 2004, the Commissioner of Income Tax Appeals ("CIT (A)") passed a partially favourable order for the assessment in respect of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of SATTEL for the assessment on revenues from Indian non-residents for the same assessment years. SATTEL has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and it is in the process of hearing by ITAT. SATTEL also filed an application for a refund of Rupees 72 million (approximately Baht 60 million) with the Tax Authority. The Tax Authority has agreed to give credit for this amount, which will be adjusted against SATTEL's future tax liabilities due to the Tax Authority.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 282 million). SATTEL filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). The CIT(A) decided in favour of the Tax Authority, SATTEL deposited some of penalty for those assessment in the amount of Rupees 15 million (approximately Baht 12 million) and filed an appeal against the assessment of CIT(A) with ITAT in the first quarter of 2006.

- Tax assessment for the assessment year 2002/03

On 30 October 2004, the Tax Authority refunded an amount of Rupee 56 million (approximately Baht 48 million) for the assessment year 2002/03. SATTEL filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.5 million) in respect of the withholding tax paid by the Indian resident customers during such assessment year. The Tax Authority has agreed to give credit for this amount, which will be adjusted against SATTEL's future tax liabilities due to the Tax Authority.

On 16 March 2005, the Tax Authority raised an assessment for the assessment year 2002/2003 in the amount of Rupees 106 million (approximately Baht 92 million). SATTEL had deposited Rupees 49 million (approximately Baht 38 million) in 2004 and has already filed an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) ruled in favour of the Tax Authority and SATTEL has filed an appeal against CIT(A)'s decision with ITAT., On 2 November 2005, CIT(A) ruled in favour of the Tax Authority and SATTEL has filed an appeal against CIT(A)'s decision with ITAT. In the first quarter of 2007, the Tax Authority raised an penalty assessment in amount of Rupees 83.26 million (approximately Baht 72 million). SATTEL has not paid for this additional assessment.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

18 Contingencies and commitments (continued)

c) Contingencies (continued)

- Tax assessment for the assessment year 2003/04

The Tax Authority refunded an amount of Rupees 15 million (approximately Baht 12 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment year.

On 31 January 2006, the Tax Authority raised an assessment for the assessment year 2003/2004 against SATTEL in the amount of Rupees 106 million (approximately Baht 92 million), excluding penalty. SATTEL deposited some of the income tax for this assessment in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 15 million). In the first quarter of 2006, SATTEL deposited some of the tax in the amount of Rupees 65 million (approximately Baht 50 million) and recorded as other assets in the balance sheet. SATTEL filed an appeal against the assessment with CIT(A) and submitted a request to the Tax Authority asking it to refrain from enforcing the tax demand. At present, SATTEL is waiting for the decision of CIT(A).

- Tax assessment for the assessment year 2004/05

On 27 December 2006, the Tax Authority raised an assessment and interest for the assessment year 2004/2005 against SATTEL in the amount of Rupees 103 million (approximately Baht 89 million). During the first quarter of 2007, SATTEL had deposited Rupees 30 million (approximately Baht 24 million) and presented the amount paid as other non-current assets. SATTEL filed an appeal against the assessment with CIT(A) and is waiting for the hearing.

Joint venture agreement in Lao Telecommunications Company Limited ("LTC")

Lao Telecommunications Company Limited ("LTC") entered into an agreement "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany ("KfW, Frankfurt am Main) on 25 October 2004 of Euro not exceeding 6.5 million for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, network assets will be transferred their ownership to LTC through loan at 30% of the network assets' value excluding consulting services. However, LTC has not yet recognised the assets of Phase VI and the related portion of the loan in these interim financial statements because the project has not been commenced yet.

Concession right payable of DPC

On 5 July 2006, Total Access Communication Public Company Limited has submitted the additional claims against Digital Phone Company Limited ("DPC"), a subsidiary of ADVANC, to the Arbitration Committee for settlement of the last two amounts of concession right fees due on 30 September 2004 and 2005 comprising principal and interest according to the agreement totalling USD 87.38 million and called for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made. The case is still in the process of arbitration. DPC has recognised the full concession payable and interest, excluding overdue interest, according to the agreement in its financial statements (using effective interest rate method).

18 Contingencies and commitments (continued)

d) Operating lease commitments - where a joint venture company is the lessee

A joint venture has outstanding commitments in respect of aircraft lease agreements which cover rental arrangements for twelve aircrafts amounting to approximately USD 8.24 million (proportion of investment in a joint venture). In addition, the lease agreements cover maintenance fees, for which the joint venture must pay a monthly fee in USD. These maintenance fees vary depending on actual flight hours.

The joint venture has outstanding commitments in respect of corporate guarantees, which are in the ordinary course of business and will not cause any significant liabilities to the joint venture. The corporate guarantee covers student pilots who study on the pilot program in the amount of Baht 15.81 million (proportion of investment in a joint venture) and will be terminated when the student pilot earns commercial pilot license and is assigned as co-pilot or the joint venture pays off all liabilities.

19 Subsequent events

a) Dividend declaration

At the Annual Ordinary Shareholders' Meeting on 25 April 2007, the shareholders approved the declaration of the annual dividend for the year 2006 at Baht 2.30 each, totalling Baht 7,350.41 million. In September 2006, the interim dividend for the first six-month period of 2006 at Baht 1.30 each, totalling Baht 4,153.99 million was paid to the shareholders. The outstanding dividend per share Baht 1.00 each, totalling Baht 3,196.42 million was paid in May 2007.

b) Increase in share capital of the Group

At the end of March and April 2006, certain warrants issued to directors and employees (ESOP) of and ADVANC was exercised, and these share issues were registered as increased share capital with the Ministry of Commerce in April and May 2007, as detailed belows:

Company	Units of exercise (Million)	Share capital increased (Million Baht)		Premium on share capital increased (Million Baht)		Decrease in % of interest of the Company	
		from	to	from	to	from	to
SHIN	1.11	3,196.31	3,196.43	10,141.47	10,142.80	-	-
ADVANC	0.87	2,954.59	2,955.56	21,022.68	21,059.72	42.77	42.76

c) The resolutions of the 2006 Annual General Meeting of Shareholders

The Shareholders' meetings held after the balance sheet date are as follows:

- The Shareholders' meeting of SHIN on 25 April 2007
- The Shareholders' meeting of ADVANC on 25 April 2007
- The Shareholders' meeting of SATTEL on 24 April 2007
- The Shareholders' meeting of CSL and ITV on 23 April 2007

SHIN CORPORATION
ชินคอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

19 Subsequent events (Continued)

c) The resolutions of the 2006 Annual General Meeting of Shareholders (Continued)

The above meetings passed resolutions as follows:

1) Warrants granted to directors and employees (ESOP) and the increase of capital shares to reserve for the exercise of new ESOP

To approve the issued and offerred warrants to directors and employees. The warrants are in registered form, non-transferable and there is no offering price. The terms of warrants do not exceed 5 years since the issued and offered date. The warrants were also passed the resolution to increase capital shares to reserve for the exercise of the warrants as follows:

Company	Grant	Number of issued units (Million units)	Percentage	Number of issued shares (Million shares)	Exercise price (Baht / unit)
CSL (Associate)	5	8.35	1.34	8.35	3.58

The warrants are in the process of permission to grant to directors and employees from the Securities and Exchange Commission of Thailand (SEC).

2) Allocation of additional ordinary shares to support the exercised former warrants

To approve the allocation of additional ordinary shares to reserve for exercising the right in pursuance of the ESOP warrants, due to meeting the terms and conditions of the Application Form regarding the Issuance and offering of ESOP Program which has affected the exercise price and exercise ratio of warrants, the ESOP warrant holders' rights shall not be decreased, are as follows:

Company	Grant	Number of issued shares (Million shares)	Term and condition
SHIN	2, 3 , 4 and 5	6.97	Dividends for the year 2005, payments in excess of 50% of net profit
ADVANC (Associate)	2, 3 , 4 and 5	1.24	Dividends for the year 2005, payments in excess of 50% of net profit
CSL (Associate)	1, 2 , 3 and 4	11.83	Dividends for the year 2005, payments in excess of 50% of net profit

3) Divivdends paid

To approve dividend payments to shareholders for the fiscal year 2006 as follows:

Company	Dividend per share Baht/share	Interim Dividend payment Baht/share	Outstanding balance Baht/share	Total amount Baht million
ADVANC (associate)	6.30	3.00	3.30	9,750
CSL (associate)	0.74	0.60	0.14	88

SHIN CORPORATION

END